United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

USGAAP Financial Pages

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2006 and 2005

Consolidated Statements of Income for the three-month periods ended December 31, 2006, September 30, 2006 and December 31, 2005 and for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the three-month periods ended December 31, 2006, September 30, 2006 and December 31, 2005 and for the years ended December 31, 2006, 2005 and 2004

Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended December 31, 2006, September 30, 2006 and December 31, 2005 and for the years ended December 31, 2006, 2005 and 2004

Notes to the Consolidated Financial Information

Supplemental Financial Information

Signature Page

Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
Companhia Vale do Rio Doce
We have completed an integrated audit of Companhia Vale do Rio Doce’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce and its subsidiaries (“the Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 17, to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other retirement plans in 2006.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on internal control over financial reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers
Auditores Independentes
Rio de Janeiro, Brazil
March 7, 2007

Consolidated Balance Sheets
Expressed in millions of United States dollars

	As of December 31,
	2006	2005
Assets
Current assets
Cash and cash equivalents	4,448	1,041
Accounts receivable
Related parties	675	159
Unrelated parties	2,929	1,490
Loans and advances to related parties	40	22
Inventories	3,493	1,142
Deferred income tax	410	186
Recoverable taxes	414	362
Others	531	373

	12,940	4,775

Property, plant and equipment, net	38,007	14,166
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	2,353	1,672
Other assets
Goodwill on acquisition of subsidiaries	4,484	548
Loans and advances
Related parties	5	4
Unrelated parties	109	61
Prepaid pension cost	977	308
Prepaid expenses	360	89
Judicial deposits	852	568
Advances to suppliers — energy	443	311
Recoverable taxes	305	110
Others	119	32

	7,654	2,031

TOTAL	60,954	22,644

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	As of December 31,
	2006	2005
Liabilities and stockholders’ equity
Current liabilities
Suppliers	2,382	1,110
Payroll and related charges	451	229
Minimum annual dividends attributed to stockholders	1,494	—
Current portion of long-term debt — unrelated parties	711	1,218
Short-term debt	723	15
Loans from related parties	25	62
Provision for income taxes	817	244
Taxes payable	119	53
Employees postretirement benefits	107	30
Others	483	364

	7,312	3,325

Long-term liabilities
Employees post-retirement benefits	1,841	241
Long-term debt — unrelated parties	21,122	3,714
Provisions for contingencies (Note 18 (c))	1,641	1,286
Unrealized loss on derivative instruments	733	260
Deferred income tax	4,527	2
Provisions for asset retirement obligations	676	225
Others	618	396

	31,158	6,124

Minority interests	2,811	1,218

Commitments and contingencies (Note 18)

Stockholders’ equity
Preferred class A stock - 3,600,000,000 no-par-value shares authorized and 959,758,200 issued	4,702	2,150
Common stock - 1,800,000,000 no-par-value shares authorized and 1,499,898,858 issued	3,806	3,806
Treasury stock - 15,172,516 preferred and 28,291,020 common shares	(389)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive deficit	(1,007)	(2,729)
Undistributed retained earnings	9,555	4,357
Unappropriated retained earnings	2,508	3,983

	19,673	11,977

TOTAL	60,954	22,644

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three-month periods ended (Unaudited)			Year ended December 31,
	December 31,	September 30,	December 31,
	2006	2006	2005	2006	2005	2004
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	6,451	4,014	3,055	16,511	10,767	6,333
Revenues from logistic services	342	383	309	1,376	1,216	877
Aluminum products	674	638	377	2,381	1,408	1,250
Other products and services	27	31	5	95	14	19

	7,494	5,066	3,746	20,363	13,405	8,479
Taxes on revenues	(181)	(214)	(148)	(712)	(613)	(413)

Net operating revenues	7,313	4,852	3,598	19,651	12,792	8,066

Operating costs and expenses
Cost of ores and metals sold	(3,760)	(1,580)	(1,372)	(7,946)	(4,620)	(2,881)
Cost of logistic services	(204)	(203)	(205)	(777)	(705)	(513)
Cost of aluminum products	(392)	(382)	(250)	(1,355)	(893)	(674)
Others	(31)	(16)	(2)	(69)	(11)	(13)

	(4,387)	(2,181)	(1,829)	(10,147)	(6,229)	(4,081)
Selling, general and administrative expenses	(269)	(167)	(175)	(816)	(583)	(452)
Research and development	(175)	(134)	(85)	(481)	(277)	(153)
Others	(302)	(122)	(48)	(570)	(271)	(257)

	(5,133)	(2,604)	(2,137)	(12,014)	(7,360)	(4,943)

Operating income	2,180	2,248	1,461	7,637	5,432	3,123

Non-operating income (expenses)
Financial income	181	59	31	327	123	82
Financial expenses	(708)	(172)	(201)	(1,338)	(560)	(671)
Foreign exchange and monetary gains (losses), net	204	38	(166)	529	299	65
Gain on sale of investments	311	16	—	674	126	404

	(12)	(59)	(336)	192	(12)	(120)

Income before income taxes, equity results and minority interests	2,168	2,189	1,125	7,829	5,420	3,003

Income taxes
Current	(314)	(419)	(92)	(1,134)	(754)	(433)
Deferred	(237)	71	36	(298)	(126)	(316)

	(551)	(348)	(56)	(1,432)	(880)	(749)

Equity in results of affiliates and joint ventures	183	187	213	710	760	542
Minority interests	(227)	(124)	(86)	(579)	(459)	(223)

Net income	1,573	1,904	1,196	6,528	4,841	2,573

Basic and diluted earnings per Preferred Class A Share	0.65	0.79	0.52	2.69	2.10	1.12
Basic and diluted earnings per Common Share	0.65	0.79	0.52	2.69	2.10	1.12
Weighted average number of shares outstanding (thousands of shares)
Common shares	1,471,608	1,471,608	1,471,608	1,471,608	1,471,608	1,471,608
Preferred Class A shares	944,586	952,346	831,432	954,426	831,432	831,432
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Expressed in millions of United States dollars

	Three-month periods ended (unaudited)			Year ended December 31,
	December 31,	September 30,	December 31,
	2006	2006	2005	2006	2005	2004
Cash flows from operating activities:
Net income	1,573	1,904	1,196	6,528	4,841	2,573

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	379	232	183	997	619	399
Dividends received	64	242	136	516	489	200
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(183)	(187)	(213)	(710)	(760)	(542)
Deferred income taxes	237	(71)	(36)	298	126	316
Provisions for contingencies	(7)	23	18	48	27	137
Loss on sale of property, plant and equipment	57	11	—	106	26	34
Gain on sale of investments	(311)	(16)	—	(674)	(126)	(404)
Foreign exchange and monetary losses (gains)	(576)	25	235	(917)	(237)	112
Unrealized derivative losses (gains), net	122	(75)	126	143	101	134
Minority interests	227	124	86	579	459	223
Interest payable (receivable), net	79	(55)	14	36	62	93
Others	(116)	(10)	(62)	(141)	(159)	(123)
Decrease (increase) in assets:
Accounts receivable	37	(291)	(133)	(438)	(416)	(98)
Inventories	865	34	(24)	859	(138)	(216)
Others	124	10	63	(12)	(639)	(78)
Increase (decrease) in liabilities:
Suppliers	189	28	113	(47)	279	230
Payroll and related charges	(72)	47	40	(86)	40	28
Income taxes	(25)	112	(229)	84	413	348
Others	180	88	3	63	154	105

Net cash provided by operating activities	2,843	2,175	1,516	7,232	5,161	3,471

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(10)	(2)	1	(18)	(27)	(33)
Repayments	—	8	62	11	115	51
Others	(49)	20	—	(16)	—	18
Guarantees and deposits	(17)	(26)	(7)	(78)	(59)	(111)
Additions to investments	(46)	(57)	(12)	(107)	(103)	(34)
Additions to property, plant and equipment	(1,781)	(834)	(1,237)	(4,431)	(3,977)	(2,022)
Proceeds from disposal of investments	405	—	—	837	126	579
Proceeds from disposals of property, plant and equipment	—	11	12	49	16	11
Cash used to acquire subsidiaries, net cash of acquired	(13,195)	(6)	(737)	(13,201)	(737)	—

Net cash used in investing activities	(14,693)	(886)	(1,918)	(16,954)	(4,646)	(1,541)

Cash flows from financing activities:
Short-term debt, additions	1,151	1,378	229	4,912	763	379
Short-term debt, repayments	(670)	(1,165)	(358)	(4,233)	(849)	(439)
Loans
Related parties
Additions	—	—	3	10	10	21
Repayments	(22)	(18)	—	(50)	(43)	(27)
Issuances of long-term debt
Related parties	14	—	—	14	15	20
Others	20,630	12	1,386	21,993	1,757	1,031
Stock treasury	—	(276)	—	(301)	—	—
Repayments of long-term debt
Related parties	—	—	—	—	—	(3)
Others	(6,908)	(206)	(140)	(7,635)	(884)	(1,283)
Interest attributed to stockholders	(650)	—	(800)	(1,300)	(1,300)	(787)
Dividends to minority interest	(9)	(37)	—	(65)	—	—

Net cash (used in) provided by financing activities	13,536	(312)	320	13,345	(531)	(1,088)

Increase (decrease) in cash and cash equivalents	1,686	977	(82)	3,623	(16)	842
Effect of exchange rate changes on cash and cash equivalents	(129)	20	(112)	(216)	(192)	(204)
Initial cash in new consolidated subsidiary	—	—	—	—	—	26
Cash and cash equivalents, beginning of period	2,891	1,894	1,235	1,041	1,249	585

Cash and cash equivalents, end of period	4,448	2,891	1,041	4,448	1,041	1,249

Cash paid during the period for:
Interest on short-term debt	(1)	(2)	(8)	(9)	(9)	(5)
Interest on long-term debt	(252)	(146)	(55)	(565)	(243)	(295)
Income tax	(121)	(247)	(29)	(586)	(481)	(108)
Non-cash transactions
Income tax paid with credits	(25)	(56)	(65)	(151)	(161)	(100)
Interest capitalized	(30)	(34)	(52)	(126)	(86)	(31)
Issuance of preferred stock for the acquisition of Caemi, net of cash acquired (Note 6)	—	—	—	(2,552)	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars
(except number of shares and per-share amounts)

	Three-month periods ended (unaudited)			Year ended December 31,
	December 31,	September 30,	December 31,
	2006	2005	2006	2006	2005	2004
Preferred class A stock (including six special shares)
Beginning of the period	4,702	4,702	2,150	2,150	1,176	1,055
Capital increase (Note 6)	—	—	—	2,552	—	—
Transfer from appropriated retained earnings	—	—	—	—	974	121

End of the period	4,702	4,702	2,150	4,702	2,150	1,176

Common stock
Beginning of the period	3,806	3,806	3,806	3,806	2,121	1,902
Transfer from appropriated retained earnings	—	—	—	—	1,685	219

End of the period	3,806	3,806	3,806	3,806	3,806	2,121

Treasury stock
Beginning of the period	(389)	(113)	(88)	(88)	(88)	(88)
Acquisitions	—	(276)	—	(301)	—	—

End of the period	(389)	(389)	(88)	(389)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498	498

Other cumulative comprehensive deficit
Cumulative translation adjustments Beginning of the period	(1,922)	(1,888)	(2,269)	(2,856)	(3,869)	(4,449)
Change in the period	291	(34)	(587)	1,225	1,013	580

End of the period	(1,631)	(1,922)	(2,856)	(1,631)	(2,856)	(3,869)

Unrealized gain on available-for-sale securities
Beginning of the period	130	112	164	127	95	74
Change in the period	141	18	(37)	144	32	21

End of the period	271	130	127	271	127	95

Superavit (deficit) accrued pension plan
Change in the period	460	—	—	460	—	—
Initial recognition effect	(107)	—	—	(107)	—	—

End of the period	353	—	—	353	—	—

Total other cumulative comprehensive deficit	(1,007)	(1,792)	(2,729)	(1,007)	(2,729)	(3,774)

Undistributed retained earnings
Beginning of the period	4,706	4,705	1,936	4,357	4,143	3,035
Transfer from unappropriated retained earnings	4,849	1	2,421	5,198	2,873	1,448
Transfer to capital stock	—	—	—	—	(2,659)	(340)

End of the period	9,555	4,706	4,357	9,555	4,357	4,143

Unappropriated retained earnings
Beginning of the period	7,349	5,386	6,008	3,983	3,315	2,857
Net income	1,573	1,904	1,196	6,528	4,841	2,573
Dividends and interest attributed to stockholders
Preferred class A stock	(585)	—	(289)	(1,098)	(469)	(241)
Common stock	(923)	—	(511)	(1,710)	(831)	(426)
Appropriation to reserves	(4,906)	59	(2,421)	(5,195)	(2,873)	(1,448)

End of the period	2,508	7,349	3,983	2,508	3,983	3,315

Total stockholders’ equity	19,673	18,880	11,977	19,673	11,977	7,391

Comprehensive income is comprised as follows:
Net income	1,573	1,904	1,196	6,528	4,841	2,573
Cumulative translation adjustments	291	(34)	(587)	1,225	1,013	580
Unrealized gain (loss) on investments accounted by cost method	—	18	(37)	—	32	21
Unrealized gain (loss) on available-for-sale securities	141	—	—	144	—	—
Superavit (deficit) accrued pension plan	(107)	—	—	(107)	—	—

Total comprehensive income	1,898	1,888	572	7,790	5,886	3,174

Taxes effect on other comprehensive income allocated to each component
Unrealized gain on investments available-for-sales
Tax (expense) benefit	(124)	—	—	(124)	—	—
Net effect	271	—	—	271	—	—
Superavit (deficit) accrued pension plan
Tax (expense) benefit	(187)	—	—	(187)	—	—
Net effect	353	—	—	353	—	—
Preferred class A stock (including six special shares) (1)	959,758,200	959,758,200	831,455,478	959,758,200	831,455,478	831,455,478
Common stock	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858	1,499,898,858
Treasury stock (2)
Beginning of the period	(43,463,536)	(29,595,036)	(28,314,626)	(28,313,936)	(28,314,922)	(28,316,118)
Acquisitions	—	(13,868,500)	—	(15,149,600)	—	—
Sales	—	—	690	—	986	1,196

End of the period	(43,463,536)	(43,463,536)	(28,313,936)	(43,463,536)	(28,313,936)	(28,314,922)

	2,416,193,522	2,416,193,522	2,303,040,400	2,416,193,522	2,303,040,400	2,303,039,414

Dividends and interest attributed to stockholders (per share) Preferred class A stock (including six special shares)	0.61	—	0.70	1.16	0.57	0.29
Common stock	0.61	—	0.70	1.16	0.57	0.29

(1)	Increase of 128,302,722 (after split of shares) preferred shares due to merger of shares from Caemi.

(2)	As of December 31, 2006, 28,291,020 common shares and 15,172,516 preferred shares were held in treasury in the amount of US$ 389. The 28,291,020 common shares are provided as collateral to secure a loan of our subsidiary Alunorte. On December 31, 2006 the market value of 3,617,821 of these shares would be sufficient to offset the balance of the debt.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements Expressed in millions of United States dollars, unless otherwise stated
1	The Company and its operation

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 13.

On December 31, 2006 the main operating subsidiaries we consolidate are as follows:

		% voting	Head office
Subsidiary	% ownership	capital	location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57.03	61,74	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51.00	51,00	Brazil	Aluminum
CADAM S.A (CADAM)	61.48	100,00	Brazil	Kaolin
CVRD International S.A. (1)	100.00	100,00	Swiss	Trading
CVRD Overseas Ltd.	100.00	100,00	Cayman Islands	Trading
Inco Limited (3)	87.73	87,73	Canada	Nickel
Ferrovia Centro-Atlântica S. A.	100.00	100,00	Brazil	Logistics
Minerações Brasileiras Reunidas S.A. — MBR	89.80	89,80	Brazil	Iron ore
Mineração Onça Puma Ltda	100.00	100,00	Brazil	Nickel
Navegação Vale do Rio Doce S.A. — DOCENAVE	100.00	100,00	Brazil	Shipping
Pará Pigmentos S.A. (“PPSA”)	82.05	85,57	Brazil	Kaolin
PT International Nickel Indonesia Tbk (“PT Inco”) (4)	61.16	61,16	Indonesia	Nickel
Rio Doce Manganês S.A.	100.00	100,00	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100.00	100,00	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100.00	100,00	Norway	Ferroalloys
Urucum Mineração S.A.	100.00	100,00	Brazil	Iron ore, Ferroalloys and Manganese
Valesul Aumínio S.A. (2)	100.00	100,00	Brazil	Aluminum

(1)	Previously known as Itabira Rio Doce Company Ltd. — ITACO

(2)	Subsidiary consolidated as from July, 2006 (Note 6 and 13)

(3)	Subsidiary consolidated as from October, 2006 (Note 7)

(4)	Through Inco Limited
2	Basis of consolidation

All majority-owned subsidiaries in which we have both share and management control are consolidated. All significant intercompany accounts and transactions are eliminated. Our variable interest entities in which we are the primary beneficiary are consolidated. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (Note 13).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Our condensed consolidated interim financial information for the three-month periods ended

December 31, 2006, September 30, 2006, and December 31, 2005 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods.

Our investments in hydroelectric projects are made via consortium contracts under which we have an undivided interest in assets and are liable for our proportionate share of liabilities and expenses, which is based on our proportionate share of power output. We do not have joint liability for any obligations, and all our recorded costs, income, assets and liabilities relate to the entities within our group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and our external legal counsel has confirmed this conclusion. So, we recognize our proportionate share of costs and our undivided interest in assets relating to hydroelectric projects described in Note 12 (c).

3	Summary of significant accounting policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post retirement benefits and other similar evaluations. Actual results could differ from those estimates.

(a)	Basis of presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting practices adopted in Brazil that we use in preparing our statutory financial statements.

For Brazilian operations the U.S. dollar amounts for the years presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards 52 — “Foreign Currency Translation” (SFAS 52).

Prior to July 1, 1997, Brazil was considered under SFAS 52 to have a highly inflationary economy and accordingly, up to June 30, 1997, we adopted the U.S. dollar as both our functional currency and reporting currency.

As from July 1, 1997, we concluded that the Brazilian economy had ceased to be highly inflationary and changed our functional currency from the reporting currency (U.S. dollars) to the Brazil currency (Brazilian Reais), for Brazilian operations and extensions thereof. Accordingly, we translated the U.S. dollar amounts of non-monetary assets and liabilities into Reais at the current exchange rate, and those amounts became the new accounting bases for such assets and liabilities.

We have remeasured all assets and liabilities into U.S. dollars at the current exchange rate at each balance sheet date (R$2.1342 and R$2.3370 to US$1.00 or the first available exchange rate if exchange on December 31, was not available), and all accounts in the statements of income (including amounts relative to Brazil currency indexation and exchange variances on assets and liabilities denominated in foreign currency) at the average rates prevailing during the period. The translation gain or loss resulting from this remesurement process is included in the cumulative translation adjustments account in stockholders’ equity.

The net exchange transaction gain (loss) included in our statement of income was US$452, US$227 and US$79 in 2006, 2005 and 2004, respectively, included within the line “Foreign exchange and monetary gains (losses), net”.

(b)	Business combinations

We adopt the procedures determined by SFAS 141 — “Business Combinations” to recognize acquisitions of interests in other companies. The method of accounting used in our business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair value of the identifiable assets and liabilities of acquired companies, individually, in order to determine the goodwill paid in the purchase to be recognized as an intangible asset. On the acquisition of assets, which include the rights to mine reserves of natural resources, the establishment of values for these assets includes the placing of fair values on purchased reserves, which are classified in the balance sheet as property, plant and equipment.

Goodwill was amortized in a systematic manner over the periods estimated to be benefited through December 31, 2001. As required by SFAS 142 — “Goodwill and Other Intangible Assets” from January 1, 2002 goodwill resulting from the acquisitions is no longer amortized, but is tested for impairment at least annually and reduced to fair value to the extent any such impairment is identified.

(c)	Inventories

Inventories are stated at the average cost of purchase or production, lower than replacement or realizable values. We record allowances for slow moving or obsolete inventories when considered appropriate, reflecting our periodic assessment of recoverability.

We classify proven and probable reserve quantities attributable to stockpiled inventory as inventory and account for them as processed when they are removed from the mine. These reserve quantities are not included in the total proven and probable reserve quantities used in the units of production, depreciation, depletion and amortization calculations.

(d)	Property, plant and equipment

Property, plant and equipment are recorded at cost, including interest cost incurred during the construction of major new facilities. We compute depreciation on the straight-line basis at annual average rates which take into consideration the useful lives of the items, such as: 3.20% for the railroads, 2.78% for buildings, 2.97% for installations and 4.95% for mining development costs and 9.89% for other equipment. Expenditures for maintenance and repairs are charged to operating costs and expenses as incurred.

We capitalize the costs of developing major new ore bodies or expanding the capacity of operating mines and amortize these to operations on the unit-of-production method based on the total probable and proven quantity of ore to be recovered. Exploration costs are expensed. After economic viability of mining activities is established, subsequent development costs are capitalized. We capitalize mine development costs as from the time we actually begin such development.

(e)	Available-for-sale equity securities

Equity securities classified as “available-for-sale” are recorded in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. Accordingly, we exclude unrealized holding gains and losses, net of taxes, if applicable, from income and recognize them, net of tax effects, as a separate component of stockholders’ equity until realized.

(f)	Revenues and expenses

Revenues are recognized when title has transferred to the customer or services are rendered. Revenue from exported products is recognized when such products are loaded on board the ship. Revenue from products sold in the domestic market is recognized when delivery is made to the customer. Revenue from transportation services, other than shipping operations, is recognized when the service order has been fulfilled. Shipping operations are recorded on the completed voyage basis and net revenue, costs and expenses of voyages not completed at period-end are deferred. Anticipated losses on voyages are provided when probable and can be reasonably estimated. Expenses and costs are recognized on the accrual basis.

(g)	Asset retirement obligations

Retirement of long-lived assets is accounted for in accordance with SFAS 143 — “Accounting for Asset Retirement Obligations”. Our retirement obligations consist primarily of costs associated with closure activities whose initial measurement is recognized as liabilities at its fair value calculated based on a present value discount rate and accreted to full value over time through charges on earnings. An asset retirement cost equivalent to the liabilities is capitalized as part of the related asset ´s carrying value and subsequently depreciated over the asset ´s useful life.

(h)	Compensated absences

We fully accrue the employees’ compensation liability for vacations vested during the year.

(i)	Income taxes

In accordance with SFAS 109 — “Accounting for Income Taxes”, the deferred tax effects of tax loss carryforwards and temporary differences have been recognized in the consolidated financial statements. A valuation allowance is made when we believe that it is more likely than not that tax assets will not be fully recoverable in the future.

(j)	Statement of cash flows

Cash flows relating to overnight financing and investment are reported net. Short-term investments that have a ready market and maturity to us, when purchased, of 90 days or less are considered cash equivalents.

(k)	Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of common and preferred shares outstanding during the period.

(l)	Interest attributed to stockholders

As from January 1, 1996 Brazilian corporations are permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed 50% of net income for the year neither 50% of retained earnings plus revenue reserves.

The amount of interest attributed to stockholders is deductible for purposes of taxes on income. Accordingly, the benefit to us, as opposed to making a dividend payment, is a reduction in our income tax charge. Income tax is withheld from the stockholders relative to interest at the rate of 15%.

Under Brazilian law, interest attributable to stockholders is considered as part of the annual minimum dividend (Note 16). Accordingly such distributions are treated as dividends for accounting purposes.

(m)	Derivatives and hedging activities

We apply SFAS 133 — “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, SFAS 138 and SFAS 149. Those standards require that we recognize all derivative financial instruments as either assets or liabilities on our balance sheet and measure such instruments at fair value. Changes in the fair value of derivatives are recorded in each period in current earnings or in other comprehensive income, in the latter case depending on whether a transaction is designated as an effective hedge. No contracts have been designed as an effective hedge in the years presented.

(n)	Comprehensive income

We have disclosed comprehensive income as part of the Statement of Changes in Stockholders’ Equity, in compliance with SFAS 130 — “Reporting Comprehensive Income”. We disclose the components net of taxes and reconcile them at the Consolidation Statements of changes Stockholders’ equity.

(o)	Pension and other post retirement benefits

Private pension and other post retirement benefits sponsored by us for our employees are actuarially determined and recognized in asset or liability or both depending on the funded or unfunded status of each plan in accordance with SFAS 158 — “Employees´ Accounting for Defined Benefit Pension and Other Post retirement Plans” issued at the end of 2006. This statement amends previous related ones used by us for that purpose. The cost of our defined benefit and prior service costs or credits that arise during the period and are not components of net periodic benefit costs are recorded in other cumulative comprehensive deficit.

(p)	Removal of waste materials to access mineral deposits

During the development of a mine, before production commences, stripping costs (i.e., the costs associated with the removal of overburden and other waste materials) are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Post-production stripping costs are recorded as cost of production when incurred.

4	Recently-issued accounting pronouncements

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 requires employers to recognize the over funded or under funded status of defined benefit postretirement plans as an asset or a liability and to recognize the changes in the funded status through comprehensive income. Statement No. 158 also requires that defined benefit plan assets and obligations be measured as of the fiscal year-end. This standard is effective for fiscal years ending on or after December 15, 2006. We adopted this Statement and its effects are disclosed at Note 17.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. Accordingly to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements. This standard is effective for fiscal years ending on or after November 15, 2007. We are currently studying the impact of this standard.

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not to file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. This standard is effective as from January 1, 2007. We do not expect this statement to have any significant impact on our financial position, results of operation and cash flows.

5	Our privatization
In May 1997, we were privatized by the Brazilian Government, which transferred voting control to Valepar S.A. (“Valepar”). The Brazilian Government has retained certain rights with respect to our future decisions and those of Valepar and has also caused us to enter into agreements which may affect our activities and results of operations in the future. These rights and agreements are:
•	Preferred Special Share. The Brazilian Government holds six preferred special shares of CVRD which confers upon it permanent veto rights over changes in our (i) name, (ii) location of our headquarters (iii) corporate purpose with respect to mineral exploration, (iv) continued operation of our integrated iron ore mining systems and (v) certain other matters.

•	Shareholder revenue interests. On July 7, 1997, we issued to shareholders of record on April 18, 1997 (including the Brazilian Government) revenue interests providing holders thereof with the right to receive semi-annual payments based on a percentage of our net revenues above threshold production volumes from identified mining resources. These instruments are not secured by the corresponding mineral reserves and deposits (Note 18(e)).
6	Major acquisitions and disposals

In February 2007, we entered into a purchase and sale agreement to acquire 100% of AMCI Holdings Australia Pty — AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for AUD 835 million (approximately US$660).

On December 2006, we sold our total interest in Siderar — S.A.I.C, corresponding to 4.85%, a steel plant located in Argentina to Ternium S.A. for US$108 and a gain of US$96.

On November 2006, we keep the shares necessary to be in part of the control group at Usinas Siderúrgicas Minas Gerais —USIMINAS. Part of the remaining shares, corresponding to 5,362,928 common shares, we sold to Nippon Steel, Votorantim Participações S/A, and Camargo Corrêa S/A, in the amount of US$176 and a gain of US$175. We still have 13,839,192 Usiminas common shares that will be sold through a public offer.

During the third quarter of 2006, we sold 1,361,100 shares of Gerdau S.A. for US$19. During the forth quarter we sold the remaining 3,379,825 shares of Gerdau S.A. for US$48. The total gain related to this operation amounted to US$56.

On July 2006 we acquired the remaining 45.5% of Valesul Alumínio S. A., which was a jointly controlled company with equal voting rights, for US$28, becoming our aluminum subsidiary and therefore we have been consolidating it since then.

During the second quarter of 2006, we sold our total interest in Gulf Industrial Investment Company for US$418, resulting in a net gain of US$338.

At an Extraordinary Shareholders’ Meeting on March 31, 2006, the Capital Stock increased by US$2,552, corresponding to 128,302,722 preferred shares (64,151,361 before split), due to the issuance of shares in relation to the acquisition of the outstanding minority interest in Caemi and at an our Extraordinary Shareholders’ Meeting held on December 29, 2006, Caemi was incorporated. Had the acquisition of the 39.77% preferred shares of CAEMI occurred on January 1, 2005, the only effects that would have changed were elimination of minority interest and consequently increase of net income by US$283 and a total amount concerning basic and diluted earnings per share of US$2.11 in 2005 and increase of net income by US$54 and a total amount concerning basic and diluted earnings per share of US$2.71 in 2006.

During the first quarter of 2006, we sold our total interest in Nova Era Silicon (49%) to JFE Steel Corporation for US$14, resulting in a net gain of US$9.

On November 2005, we acquired 93.0% of the voting capital of Canico Resource Corp. (Canico) a Canadian-based junior resource company focused on the development of the Onça-Puma nickel laterite, for US$750. In December 2005, we acquired an additional 6.20% of the voting capital of Canico for US$50. Canico ´s only significant asset other than US$63 of cash and cash equivalents was US$794 of mining rights. On February 10, 2006, we concluded the acquisition of the outstanding common shares of Canico, acquiring the remaining voting capital of Canico, 0.8% of its total capital for US$6, which is now a wholly owned subsidiary.

7	Acquisition of Inco

In October, 2006 we acquired Inco Limited (Inco), a Canadian-based nickel company, and the world’s largest nickel possessing capacity and reserve base, for US$13 billion, corresponding to 174,623,019 common shares for Cdn$ 86.00 each share, representing 75.66% of its outstanding shares. By November 3, 2006 we had already acquired a total of 196,078,276 shares by aproximatelly US$15 billion, representing 86.57% of Inco’s capital. Due to the issuing of new shares related to the convertible debt, on December 31, we had 87.73% of the outstanding shares. On January 3, 2007 the special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), our wholly-owned indirect subsidiary.

Pursuant to the amalgamation, Inco changed its name to “CVRD Inco Limited” (CVRD Inco) and we had 99.08% of the outstanding shares.

In December 2006 we concluded several transactions to take out the bridge loan aiming to extend our average debt maturity close to the pre-acquisition level, which is close to ten years, as described in Note 15.

The purchase price allocations based on the fair values of acquired assets and liabilities was based on management’s preliminary internal valuation estimates. Such allocations will be finalize based on valuation and other studies which are in course, performed by us with the assistance of outside valuation specialists. Accordingly, the purchase price allocation adjustments set forth bellow are preliminary and are subject to revision, which may be material.

Fair values used herein were calculated using current pension and post retirement benefits obligation funded status, current interest rates and sales prices for finished goods, estimated future production, investment, costs, commodity prices and cash flows.

The purchase price allocation in relation to the fair value of assets and liabilities acquired will be finalize in 2007.

On the preparation of this information our acquisition is of 87.73% of Inco´s shares.

Total disbursements	14,971
Transaction costs	38

Purchase price	15,009

Book value of assets acquired and liabilities assumed, net	(3,993)
Adjustment to fair value of inventory	(1,686)
Adjustment to fair value of property, plant and equipment	(9,044)
Change of control obligations	839
Adjustment to fair value of other liabilities assumed	223
Deferred taxes on the above adjustments	2,528

Goodwill	3,876

Pro forma information considers that our acquisition of 87.73% of Inco as if it was completed at the beginning of each period (unaudited).

	Three-month periods ended
	September 30, 2006			December 31, 2005

	CVRD			CVRD
	Consolidated	Inco	Pro forma	Consolidated	Inco	Pro forma

Net operating revenues	4,852	2,326	7,178	3,598	1,121	4,719
Operating costs and expenses	(2,604)	(1,484)	(4,088)	(2,137)	(1,009)	(3,146)

Operating income	2,248	842	3,090	1,461	112	1,573
Non-operating income	(59)	(20)	(79)	(336)	(164)	(500)

Income before income taxes, equity results and minority interests	2,189	822	3,011	1,125	(52)	1,073
Income taxes	(348)	(381)	(729)	(56)	47	(9)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	187	—	187	213	—	213
Minority interests	(124)	(122)	(246)	(86)	(28)	(114)

Net income	1,904	319	2,223	1,196	(33)	1,163

	As of and for the year ended December 31,
	2006			2005

	CVRD
	Consolidated			CVRD
	(1)	Inco	Pro forma	Consolidated	Inco	Pro forma

Net operating revenues	19,651	5,351	25,002	12,792	4,518	17,310
Operating costs and expenses	(12,014)	(3,738)	(15,752)	(7,360)	(3,645)	(11,005)

Operating income	7,637	1,613	9,250	5,432	873	6,305
Non-operating income	192	(486)	(294)	(12)	(1,065)	(1,077)

Income before income taxes, equity results and minority interests	7,829	1,127	8,956	5,420	(192)	5,228
Income taxes	(1,432)	(450)	(1,882)	(880)	23	(857)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	710	—	710	760	—	760
Minority interests	(579)	(229)	(808)	(459)	(141)	(600)

Net income	6,528	448	6,976	4,841	(310)	4,531

(1)	Includes consolidation of INCO as from October 23, 2006.

8	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

In other countries where we have operation the applicable tax rate varied from 3.29% to 43.15%.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month periods ended (unaudited)			Year ended December 31,
	December	September	December
	31, 2006	30, 2006	31, 2005	2006	2005	2004
Income before income taxes, equity results and minority interests	2,168	2,189	1,125	7,829	5,420	3,003

Federal income tax and social contribution expense at statutory enacted rates	(737)	(744)	(383)	(2,662)	(1,843)	(1,021)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	87	80	72	343	307	214
Difference on tax rates of foreign income	425	301	346	1,004	617	247
Difference on tax basis of equity investees	(93)	(23)	(28)	(200)	(58)	(240)
Tax incentives	(147)	71	(26)	194	109	53
Valuation allowance reversal (provision)	—	—	—	(21)	3	77
Non-taxable losses on derivative	—	—	—	—	—	(57)
Other non-taxable gains (losses)	(86)	(33)	(37)	(90)	(15)	(22)

Federal income tax and social contribution expense in consolidated statements of income	(551)	(348)	(56)	(1,432)	(880)	(749)

We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends. Brazilian tax loss carry forwards have no expiration date.

We have also taxes incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday. In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. We are subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, we have not realized any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

The major components of the deferred tax accounts in the balance sheet are as follows:

	As of December 31,
	2006	2005
Current deferred tax assets
Accrued expenses deductible only when disbursed	410	186

	410	186

Long-term deferred tax assets and liabilities
Assets

Related to provision for losses and write-downs of investments	19	53
Employees post retirement benefits provision	991	82
Tax loss carryforwards	265	275
Other temporary differences	—	3

	1,275	413

Liabilities
Inflationary income	(56)	(30)
Relative to equity investments acquired	(224)	(144)
Prepaid retirement benefit	(332)	(105)
Fair value adjustments in business combinations	(4,892)	—
Other temporary differences	(185)	(52)

	(5,689)	(331)

Valuation allowance
Beginning balance	(84)	(77)
Translation adjustments	(8)	(10)
Change in allowance	(21)	3

Ending balance	(113)	(84)

Net long-term deferred tax assets	(4,527)	(2)

9	Cash and cash equivalents

	As of December 31,
	2006	2005

Cash	1,542	177
Deposits denominated in Brazilian Reais	237	297
Deposits denominated in other currencies mainly United States dollars	2,669	567

	4,448	1,041

10	Accounts receivable

	As of December 31,
	2006	2005
Customers
Brazil	517	349
Other countries, all denominated in United States dollars	3,164	1,355

	3,681	1,704

Allowance for doubtful accounts	(61)	(42)
Allowance for ore weight credits	(16)	(13)

Total	3,604	1,649

Accounts receivable from customers in the steel industry represent 37.2% of Brazilian receivables and 53.0% of other countries receivables at December 31, 2006.

No single customer accounted for more than 10.0% of total revenues.

11	Inventories

	As of December 31,
	2006	2005
Finished products

Iron ore and pellets	325	271
Manganese and ferroalloys	94	151
Alumina	33	22
Aluminum	110	52
Kaolin	23	18
Copper concentrate	5	—
Nickel (co-products and by-products)	2,046	—
Others	40	28
Spare parts and maintenance supplies	817	600

	3,493	1,142

12	Property, plant and equipment
a)	By business area:

	As of December 31, 2006			As of December 31, 2005

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Ferrous

In operation	15,440	4,550	10,890	9,795	3,607	6,188
Construction in progress	2,650	—	2,650	2,049	—	2,049

	18,090	4,550	13,540	11,844	3,607	8,237

Non-Ferrous

In operation	12,962	540	12,422	1,291	301	990
Construction in progress	7,425	—	7,425	1,281	—	1,281

	20,387	540	19,847	2,572	301	2,271

Logistics

In operation	1,262	372	890	1,236	311	925
Construction in progress	97	—	97	74	—	74

	1,359	372	987	1,310	311	999

Holdings

In operation	2,758	902	1,856	1,567	557	1,010
Construction in progress	1,239	—	1,239	1,148	—	1,148

	3,997	902	3,095	2,715	557	2,158

Corporate Center

In operation	580	193	387	322	82	240
Construction in progress	151	—	151	261	—	261

	731	193	538	583	82	501

Total	44,564	6,557	38,007	19,024	4,858	14,166

b)	By type of assets:

	As of December 31, 2006			As of December 31, 2005

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Land and buildings	2,530	560	1,970	1,205	447	758
Installations	7,751	2,034	5,717	4,917	1,596	3,321
Equipment	3,301	1,016	2,285	1,855	711	1,144
Railroads	3,964	1,268	2,696	2,846	987	1,859
Mine development costs	12,703	584	12,119	1,945	281	1,664
Others	2,753	1,095	1,658	1,443	836	607

	33,002	6,557	26,445	14,211	4,858	9,353
Construction in progress	11,562	—	11,562	4,813	—	4,813

Total	44,564	6,557	38,007	19,024	4,858	14,166

Losses on disposals and impairments of property, plant and equipment totaled US$106, US$26 and US$34 in 2006, 2005 and 2004, respectively. Disposals and impairments mainly relate to impairment of sales of ships and trucks, locomotives and other equipment which were replaced in the normal course of business.

Assets given in guarantee to judicial processes totaled US$115.

(c)	Hydroelectric assets

We participate in several jointly-owned hydroelectric plants, already in operation or under construction. We have an undivided interest in these plants and are responsible for our proportionate share of the costs of construction and operation and entitled to our proportionate share of the energy produced. We record our undivided interest in these assets as property, plant and equipment.

The situation of these projects at December 31, 2006 is as follows:

		Accumulated
Project	Plant in service	depreciation	Plant under construction
Igarapava	70	19	—
Porto Estrela	26	4	—
Funil	88	10	—
Candonga	68	5	—
Aimorés	190	9	—
Capim Branco I	117	3	—
Larona (*)	186	132	—
Balambano (*)	354	56	—
Machadinho	13	5	—
Capim Branco II	—	—	131

(*)	Through PT Inco
Income and expenses relating to operating plants are not material.

13	Investments in affiliated companies and joint ventures

	2006				Investments		Equity Adjustments						Dividends received
							Three-month periods ended (unaudited)			Year ended December 31,			Three-month periods ended (unaudited)			Year ended December 31,
				Net income
	Participation in		Net	(loss) for the			December	September	December				December	September	December
	capital (%)		equity	period	2006	2005	31, 2006	30, 2006	31, 2005	2006	2005	2004	31, 2006	30, 2006	31, 2005	2006	2005	2004
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (1)	51.11	51.00	78	36	40	60	2	(1)	13	18	39	13	—	—	16	22	16	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (1)	51.00	50.89	82	29	42	37	4	4	4	15	28	9	—	—	—	13	20	1
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	80	33	40	41	—	2	6	17	26	11	10	—	—	21	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (1)	51.00	50.90	72	24	37	33	3	3	2	12	21	6	—	—	—	12	10	—
SAMARCO Mineração S.A. — SAMARCO (2)	50.00	50.00	640	458	370	335	66	57	85	229	257	117	25	175	95	225	225	100
Minas da Serra Geral S.A. — MSG	50.00	50.00	49	4	25	21	2	1	—	2	(2)	(3)	—	—	—	1	—	—
Gulf Industrial Investment Company — GIIC (4)	—	—	—	—	—	62	—	—	18	18	67	16	—	—	20	—	51	11
Others	—	—	—	—	23	25	1	1	—	1	(1)	1	—	—	—	1	—	—

					577	614	78	67	128	312	435	170	35	175	131	295	322	112
Logistics
MRS Logística S.A	37.23	40.45	548	250	222	109	27	32	15	95	54	33	22	—	5	41	11	—

					222	109	27	32	15	95	54	33	22	—	5	41	11	—
Holdings
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (3)	—	—	—	—	744	281	50	43	41	147	176	114	7	12	—	48	62	13
Companhia Siderúrgica de Tubarão — CST (6)	—	—	—	—	—	—	—	—	—	—	—	102	—	—	—	—	—	—
California Steel Industries Inc. — CSI	50.00	50.00	350	109	175	161	4	17	6	54	21	55	—	37	—	40	28	9
SIDERAR (cost $15) — available-for-sale investments	—	—	—	—	—	142	—	—	—	—	—	—	—	—	—	—	—	—

					919	584	54	60	47	201	197	271	7	49	—	88	90	22
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	410	160	164	178	20	18	15	64	64	57	—	18	—	77	58	54
Valesul Alumínio S.A. — VALESUL (5)	100.00	100.00	—	—	—	58	—	—	(1)	12	1	14	—	—	—	—	8	12

					164	236	20	18	14	76	65	71	—	18	—	77	66	66
Coal
Henan Longyu Resources Co. Ltd	25.00	25.00	448	122	112	96	9	10	9	31	9	—	—	—	—	15	—	—
Shandong Yankuang International Company Ltd	25.00	25.00	92	(21)	23	22	(5)	—	—	(5)	—	—	—	—	—	—	—	—

					135	118	4	10	9	26	9	—	—	—	—	15	—	—
Nickel — available-for-sale investments (7)
Jubilee Mines N.L (cost $30)	4.88	4.88	—	—	79	—	—	—	—	—	—	—	—	—	—	—	—	—
Lion Ore Mining International Ltd (cost $21)	1.80	1.80	—	—	45	—	—	—	—	—	—	—	—	—	—	—	—	—
Mirabela Nickel Ltd (cost $12)	9.40	9.40	—	—	21	—	—	—	—	—	—	—	—	—	—	—	—	—
Skye Resources Inc (cost $-18)	9.60	9.60	—	—	36	—	—	—	—	—	—	—	—	—	—	—	—	—
Heron Resources Inc (cost $3)	9.80	9.80	—	—	12	—	—	—	—	—	—	—	—	—	—	—	—	—
Others					29	—	—	—	—	—	—	—	—	—	—	—	—	—

					222	—	—	—	—	—	—	—	—	—	—	—	—	—
Other affiliates and joint ventures
Others	—	—	—	—	114	11	—	—	—	—	—	(3)	—	—	—	—	—	—

					114	11	—	—	—	—	—	(3)	—	—	—	—	—	—

					1,554	949	78	88	70	303	271	339	7	67	—	180	156	88

Total	—	—	—	—	2,353	1,672	183	187	213	710	760	542	64	242	136	516	489	200

(1)	CVRD held a majority of the voting interest of several entities that were accounted for under the equity method, in accordance with EITF 96-16, due to veto rights held by minority shareholders under shareholders agreements;

(2)	Investment includes goodwill of US$50 and US$46 in 2006 and 2005, respectively;

(3)	Equity method used through November 2006, and available-for-sale subsequently;

(4)	Sold for US$418 in May, 2006;

(5)	Subsidiary consolidated as from July, 2006 (see note 6);

(6)	CST was sold is 2004; and

(7)	Investments hold through Inco Limited.

14	Short-term debt

Our short-term borrowings are mainly from commercial banks and relate to export financing denominated in United States dollars.

Average annual interest rates on short-term borrowings were 5.5%, 4.2% and 2.3% at December 31, 2006 and 2005 and 2004, respectively.

15	Long-term debt

	As of December 31,
			Long-Term
	Current liabilities		liabilities
	2006	2005	2006	2005
Foreign debt

Loans and financing denominated in the following currencies:
United States dollars	192	848	10,622	1,617
Others	4	4	13	15

Fixed Rate Notes — US$ denominated	112	43	6,785	1,213
Securitization of export receivables — US$ denominated	86	82	259	345
Perpetual notes	—	—	86	75
Accrued charges	139	31	—	—

	533	1,008	17,765	3,265

Local debt

Denominated in Long-Term Interest Rate — TJLP	16	23	511	79
Denominated in General Price Index-Market (IGPM)	20	29	1	3
Basket of currencies	2	2	7	9
Non-convertible debentures	—	—	2,774	141
Denominated by U.S. dollars	107	132	64	216
Accrued charges	33	24	—	1

	178	210	3,357	449

Total	711	1,218	21,122	3,714

The long-term portion at December 31, 2006 falls due in the following years:

2008	8,590
2009	400
2010	1,212
2011 thereafter	10,664
No due date (Perpetual notes and non-convertible debentures)	256

21,122

At December 31, 2006 annual interest rates on long-term debt were as follows:

3.1% to 5%	741
5.1% to 7%	15,204
7.1% to 9%	5,620
9.1% to 11%	124
Over 11%	53
Variable (Perpetual notes)	91

21,833

Companhia Vale do Rio Doce
The indices applied to debt and respective percentage variations in each year were as follows (unaudited):

	%
	2006	2005	2004
TJLP — Long-Term Interest Rate (effective rate)	7.9	9.8	9.8
IGP-M — General Price Index — Market	3.8	1.2	12.4
Devaluation of United States Dollar against Real	(8.7)	(11.8)	(8.1)
Pursuant the acquisition of Inco we executed various operations through December, 2006. After the execution of three financing transactions totaling US$ 12.3 billion, completed a significant part of the take out of the initial US$ 14.6 billion bridge loan, used to finance the Inco acquisition.

In the first of these three transactions, on November 16, 2006, we issued a US$ 3.75 billion 10-year and 30-year notes. The US$ 1.25 billion notes due in January 2017 bear a coupon rate of 6.25% per year, payable semi-annually. The US$ 2.50 billion notes due in November 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

The second transaction involved the issue on December 20, 2006 in the Brazilian market of non-convertible debentures (debentures) in the amount of US$ 2.5 billion, in two series, with four and seven-year maturities. The first series, due on November 20, 2010, US$700, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, US$ 1.8 million, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

The third transaction which closed on December 21, 2006, was a pre-export finance transaction of US$ 6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes a US$ 5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$ 1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

In January 2006, the subsidiary Vale Overseas Limited issued US$ 1 billion 10-year 6.250% per year notes, payable semi-annually due 2016, fully and unconditionally guaranteed by us.

In January, 2006, the subsidiary Vale Overseas Limited concluded its tender offer for any and all of its US$ 300 aggregate principal amount outstanding 9.00% p.a. guaranteed Notes due 2013.

In October, 2005, we issued US$ 300 notes due 2034, bearing interest of 7.65% per year in the same form as the US$ 500, 8.25% unconditionally guaranteed notes issued on January 15, 2004.

On December 31, 2006 the US dollar denominated Fixed Rate Notes of US$6,897 (2005 - US$1,256) and other debt of US$14,017 (2005 — US$2,661) are unsecured. The export securitization of US$345 (2005 — US$427) is debt securities secured by future receivables arising from certain export sales of our subsidiary CVRD Overseas Ltd. Loans from international lenders of US$106 (2005- US$135) are guaranteed by the Brazilian Federal Government, to which we have given counter-guarantees in the same amounts secured by our own shares and accounts receivable of a subsidiary. We also have loans from Brazil and international institutions secured by property, plant and equipment in the amount of US$0 (2005 — US$123). The remaining long-term debt of US$458 (2005 — US$330) is secured mainly by assets of subsidiaries.

Companhia Vale do Rio Doce
16	Stockholders’ equity
Each holder of common and preferred class A stock is entitled to one vote for each share on all matters that come before a stockholders’ meeting, except for the election of the Board of Directors, which is restricted to the holders of common stock. As described in Note 5, the Brazilian Government holds six preferred special share which confers to it permanent veto rights over certain matters.

On May 22, 2006 a stock split was effected which had been approved by the Extraordinary General Shareholders’ Meeting on April 27, 2006. Each existing, common and preferred, share was split into two shares. After the split our capital comprises 2,459,657,058 shares, of which 959,758,200 common shares and 1,499,898,858 class “A” preferred shares, including six special class shares without par value (“Golden Share”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, continued to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class ”A” preferred share (NYSE: RIOPR) respectively. All numbers of share and per share amounts included herein reflect retroactive application of the stock split.

On June 21, 2006 the Board of Directors approved a buy-back program of our preferred shares, executed during 180 days. As of December 31, 2006, we had acquired 15,149,600 shares held in treasury for subsequent disposal or cancellation at an average weighted unit cost of US$19.98 (minimum cost of US$18.89 and maximum of US$ 20.74).

During 2006 we paid US$1.3 billion to stockholders, the first installment of US$650 was paid on April 2006 and the second installment of US$650 was paid on October 2006. The distribution was made in the form of interest on stockholders’ equity and dividends.

Both common and preferred stockholders are entitled to receive a dividend of at least 25% of annual adjusted net income based on the statutory accounting records, upon approval at the annual stockholders’ meeting. In the case of preferred stockholders, this dividend cannot be less than 6% of the preferred capital as stated in the statutory accounting records or, if greater, 3% of the statutory book equity value per share. For the year ended December 31,2006, this annual minimum dividend achieve US$ 1,508 of which US$ 14 was paid on October 2006 and therefore we accrued the remaining value of US$ 1,494 with a direct charge to stockholders equity. For each of the years 2005 and 2004 we distributed dividends to preferred stockholders in excess of this limit. Interest attributed to stockholders equity as from January 1, 1996 is considered part of the minimum dividend.

Brazilian law permits the payment of cash dividends only from retained earnings as stated in the statutory accounting records and such payments are made in Reais. In addition, undistributed retained earnings at December 31, 2006 includes US$8,542, related to the unrealized income and expansion reserves, which could be freely transferred to retained earnings and paid as dividends, if approved by the stockholders.

No withholding tax is payable on distribution of profits earned except for distributions in the form of interest attributed to stockholders (Note 3 (l)).

Companhia Vale do Rio Doce
Brazilian laws and our By-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis, all determined in accordance with amounts stated in the statutory accounting records, as detailed below:

	Three-month periods ended (Unaudited)			Year ended December 31,
	December	September	December
	31,2006	30,2006	31,2005	2006	2005	2004
Undistributed retained earnings
Unrealized income reserve
Beginning of the period	109	109	156	101	130	193
Transfer (to) from retained earnings	(52)	—	(55)	(44)	(29)	(63)

End of the period	57	109	101	57	101	130
Expansion reserve
Beginning of the period	3,913	3,910	1,385	3,621	3,091	2,090
Transfer to capital stock	—	—	—	—	(2,036)	(309)
Transfer from retained earnings	4,572	3	2,236	4,864	2,566	1,310

End of the period	8,485	3,913	3,621	8,485	3,621	3,091
Legal reserve
Beginning of the period	646	647	395	599	529	374
Transfer to capital stock	—	—	—	—	(209)	—
Transfer from retained earnings	324	(1)	204	371	279	155

End of the period	970	646	599	970	599	529
Fiscal incentive depletion reserve
Beginning of the period	—	—	—	—	378	347
Transfer to capital stock	—	—	—	—	(398)	—
Transfer from retained earnings	—	—	—	—	20	31

End of the period	—	—	—	—	—	378
Fiscal incentive investment reserve
Beginning of the period	38	39	—	36	15	31
Transfer to capital stock	—	—	—	—	(16)	(31)
Transfer from retained earnings	5	(1)	36	7	37	15

End of the period	43	38	36	43	36	15

Total undistributed retained earnings	9,555	4,706	4,357	9,555	4,357	4,143

The purpose and basis of appropriation to such reserves is described below:
.	Unrealized income reserve — this represents principally our share of the earnings of affiliates and joint ventures, not yet received in the form of cash dividends.

.	Expansion reserve — this is a general reserve for expansion of our activities.

.	Legal reserve — this reserve is a requirement for all Brazilian corporations and represents the appropriation of 5% of annual net income under Brazilian GAAP up to a limit of 20% of capital stock under Brazilian GAAP.

.	Fiscal incentive depletion reserve — this represents an additional amount relative to mineral reserve depletion equivalent to 20% of the sales price of mining production, which is deductible for tax purposes providing an equivalent amount is transferred from retained earnings to the reserve account. This fiscal incentive expired in 1996.

.	Fiscal incentive investment reserve — this reserve results from an option to designate a portion of income tax otherwise payable for investment in government approved projects and is recorded in the year following that in which the taxable income was earned. As from 2000, this reserve basically contemplates income tax incentives (Note 8).

Companhia Vale do Rio Doce
Basic and diluted earnings per share

Basic and diluted earnings per share amounts have been calculated as follows:

		Weighted
	Income	average	Basic and diluted
	(Numerator)	(Thousands)	per-share amount
	(US$ million)	(Denominator)	(US$ per share)
Net income for the year ended December 31, 2006	6,528

Income available to preferred stockholders	2,568	954,426	2.69
Income available to common stockholders	3,960	1,471,608	2.69

Net income for the year ended December 31, 2005	4,841

Income available to preferred stockholders	1,748	831,432	2.10
Income available to common stockholders	3,093	1,471,608	2.10

Net income for the year ended December 31, 2004	2,573

Income available to preferred stockholders	929	831,432	1.12
Income available to common stockholders	1,644	1,471,608	1.12
There are no securities outstanding with any diluted effect on earnings per shares.
17	Pension plans
Since 1973 we have sponsored a complementary security plan with characteristics of defined benefit plan (the “Old Plan”) covering substantially all employees, with benefits calculation based on years of service, age, contribution salary and complementary social security benefits. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social — VALIA and was funded by monthly contributions made by us and our employees, calculated based on periodic actuarial appraisals.

In May 2000, we implemented a new security complementary plan with characteristics of variable contribution, which complements to the earnings of programmed retirements and benefits from risks (death, physical invalidity, and sickness benefit). When the “New Plan” (a Benefit Mix Plan — Vale Mais) was created, our active employees had the opportunity of transferring to it. Over 98% of our active employees opted to be transfered. The Old Plan will continue in existence, covering almost exclusively retired participants and their beneficiaries.

Additionally we provide supplementary payments to a specific group of ex-employees, in addition to the regular benefit from Valia, through the “Abono Complementação”, which represents a postretirement health care, odontological and pharmaceutical benefit to this group of participants.

Pursuant the acquisition of Inco we assumed benefits through defined benefit pensions that cover essentially all its employees and postretirement benefits other than pensions that provide certain health care and life insurance benefits for retired employees as well.

The following information details the status of the defined benefit elements of all plans in accordance with SFAS 132 — “Employers’ Disclosure about Pensions and Other Post retirement Benefits” and SFAS 158 — “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, as amended.

Companhia Vale do Rio Doce
(a)	Change in benefit obligation

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Benefit obligation at beginning of year	1,783	250	78	1,500	219	66
Liability recognized upon consolidation of Inco	—	3,619	1,225	—	—	—
Service cost	5	14	4	2	—	—
Interest cost	245	79	26	210	30	9
Plan amendment	—	(76)	—	—	—	—
Assumptions changes	465	52	13	10	—	—
Benefits paid	(173)	(86)	(22)	(145)	(24)	(5)
Effect of exchange rate changes	175	(108)	(41)	204	30	9
Actuarial loss	31	(1)	4	2	(5)	(1)

Benefit obligation at end of year	2,531	3,743	1,287	1,783	250	78

We use a measurement date of December 31 for our pension and post retirement benefit plans.

(b) Change in plan assets

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at beginning of year	2,781	63	—	2,079	29	—
Asset recognized upon consolidation of Inco	—	2,924	4	—	—	—
Actual return on plan assets	607	202	—	551	11	—
Employer contributions	25	84	6	22	42	5
Benefits paid	(173)	(85)	(6)	(145)	(24)	(5)
Effect of exchange rate changes	268	(110)	—	274	5	—

Fair value of plan assets at end of year	3,508	3,078	4	2,781	63	-

Plan assets at December 31, 2006 include US$312 and US$46 of portfolio investments in our own shares (US$409 at December 31, 2005) and debentures, respectively, and US$36 and US$7 of shares of related parties (US$42 at December 31, 2005) and debentures, as well. They also include US$607 of Federal Government Securities (US$455 at December 31, 2005).

(c)	Funded Status and Financial Position

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Other assets	977	—	—	308	—	—
Current liabilities	—	42	65	—	25	5
Long-term liabilities	—	623	1,218	—	173	68

Funded status	977	665	1,283	308	198	73

Companhia Vale do Rio Doce
(d)	Assumptions used in each year (expressed in nominal terms)

Brazil
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Discount rate	11.30% p.a.	11.30% p.a.	11.30% p.a.	13.40% p.a.	13.40% p.a.	13.40% p.a.
Expected return on plan assets	14.98% p.a.	14.98% p.a.	—	13.40% p.a.	13.40% p.a.	—
Rate of compensation increase — up to 47 years	8.15% p.a.	—	—	8.15% p.a.	—	—
Rate of compensation increase — over 47 years	5.00% p.a.	—	—	5.00% p.a.	—	—
Inflation	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.	5.00% p.a.
Health care cost trend rate	—	—	8.67% p.a.	—	—	9.20% p.a.

Foreign
2006
	Underfunded	Underfunded
	pension plans	other benefits
Discount rate	5.00% p.a.	5.00% p.a.
Expected return on plan assets	7.50% p.a.	7.50% p.a.
Rate of compensation increase — up to 47 years	3.00% p.a.	3.00% p.a.
Rate of compensation increase — over 47 years	3.00% p.a.	3.00% p.a.
Inflation	1.80% p.a.	1.80% p.a.
Health care cost trend rate	—	5.05% p.a.
(e)	Investment targets and composition of plan assets
•	Overfunded pension plans
The fair value of the Brazil overfunded pension plan assets is US$3,508 and US$2,781 at the end of 2006 and 2005, respectively. There are no foreign overfunded pension plans assets at the period. The asset allocation for these plans at the end of 2006 and 2005, and the target allocation for 2007, by asset category, follows:

	Brazil
	Target
	allocation for	Percentage of plan assets at
	2007	December 31,
	(unaudited)	2006	2005
Equity securities	25%	30%	30%
Real estate	6%	5%	5%
Loans	4%	4%	4%
Fixed Income	65%	61%	61%

Total	100%	100%	100%

•	Underfunded pension plans
The fair value of the underfunded pension plans assets is US$91 and US$63 at the end of 2006 and 2005, respectively, for Brazilian plans and US$2,987 at the end of 2006 for foreign plans. The asset allocation for these plans at the end of 2006 (Brazil and foreign) and 2005 (Brazil), and the target allocation for 2007, by asset category, follows:

Companhia Vale do Rio Doce

	Brazil
	Target
	allocation for	Percentage of plan assets at
	2007	December 31,
	(unaudited)	2006	2005
Equity securities	12%	8%	9%
Real estate	4%	1%	2%
Loans	8%	1%	1%
Fixed Income	76%	90%	88%

Total	100%	100%	100%

	Foreign
		Percentage of plan
	Target allocation for 2007	assets at December 31,
	(unaudited)	2006
Equity securities	60%	61%
Fixed Income	40%	39%

Total	100%	100%

•	Underfunded other benefits
The fair value of the foreign underfunded other benefits assets is US$4 at the end of 2006. There are no Brazil underfunded other benefits assets in our postretirement benefits other than pensions at the period. The assets allocation for these benefits at the end of 2006 and target allocation for 2007, by asset category, follows:

	Foreign
	Target allocation for	Percentage of plan
	2007	assets at December 31,
	(unaudited)	2006
Equity securities	60%	61%
Fixed Income	40%	39%

Total	100%	100%

The fixed income allocation target for Brazil plans was established in order to match the asset with the benefit payments and to be used for the payment of short-term plans. The proposal for 2007 is to re-establish the investments in inflation-indexed funds.

The target for equity securities of these plans reflects the expected appreciation of the Brazilian stock markets as well as the volatility of market.

The asset allocation policy for the foreign plans 40% fixed income and 60% equity securities, is maintained fairly close to the policy mix at most times by the use of a rigorous rebalancing policy.

Companhia Vale do Rio Doce
(f)	Pension costs

	As of December 31,
	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Service cost — benefits earned during the period	5	14	4	2	—	—
Interest cost on projected benefit obligation	246	79	25	210	30	10
Expected return on assets	(391)	(63)	—	(295)	(4)	—
Amortization of initial transitory obligation	12	—	—	11	—	—
Net deferral	(28)	—	—	(16)	—	—

Net periodic pension cost	(156)	30	29	(88)	26	10

(g)	Expected contributions and benefits
Employer contributions expected for 2007 are US$238 (unaudited).

The benefit payments, which reflect future service, as appropriate, are expected to be paid as follows (unaudited):

	2006
	Overfunded	Underfunded
	pension	pension	Underfunded
	plans	plans	other benefits	Total
2007	195	267	65	527
2008	194	271	68	533
2009	194	274	70	538
2010	193	272	72	537
2011	191	269	74	534
2012 and there after	932	1,286	376	2,594
(h)	Accumulated benefit obligation

	2006			2005
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Accumulated benefit obligation	2,524	3,680	1,287	1,777	250	78
Projected benefit obligation	2,531	3,743	1,287	1,783	250	—
Fair value of plain asset	(3,508)	(3,078)	(4)	(2,781)	(63)	—
(i)	Impact of 1% variation in assumed health care cost trend rate

	1% increase		1% decrease
	2006	2005	2006	2005
Accumulated postretirement benefit obligation (APBO)	178	9	(145)	(7)
Interest and service costs	15	1	(12)	(1)

Companhia Vale do Rio Doce
(j)	Effect of initial recognition provision of SFAS 158

		Adjustments
	Before	Overfunded	Underfunded	Underfunded	After
	aplication of	pension	pension	other	aplication of
	SFAS 158	plans	plans	benefits	SFAS 158
Prepaid pension cost	523	454	—	—	977
Total assets	60,500	454	—	—	60,954
Employees postretirement benefits	2,034	—	33	(119)	1,948
Deferred income tax	4,340	154	(11)	44	4,527
Total liabilities	41,180	154	22	(75)	41,281
Other cumulative comprehensive deficit	(1,360)	300	(22)	75	(1,007)
Total stockholders ´equity	19,320	300	(22)	75	19,673
(l)	Other Cumulative Comprehensive Deficit

	As of December 31, 2006
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Net transition obligation / (asset)	(34)	—	—
Net prior service cost / (credit)	—	—	—
Net actuarial loss / (gain)	422	(34)	119
Effect of exchange rate changes	66	1	—
Deferred income tax	(154)	11	(44)

Amounts recognized in other cumulative comprehensive deficit	300	(22)	75

(m)	Change in Other Cumulative Comprehensive Deficit

	As of December 31, 2006
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Net transition obligation / (asset) not yet recognized in NPPC at beginnig of period	(46)	—	—
Net actuarial loss / (gain) not yet recognized in NPPC at beginning of period	736	10	(5)
Deferred income tax at beginning of period	(234)	(3)	2

Effect of initial recognition of cumulative comprehensive deficit	456	7	(3)
Change in the period Amortization of net transition obligation / (asset)	12	—	—
Amortization of net actuarial loss / (gain)	(28)	—	—
Total net actuarial loss / (gain) arising during period	(286)	(44)	124
Effect of exchange rate changes	66	1	—
Deferred income tax	80	14	(46)

Total recognized in other cumulative comprehensive deficit	300	(22)	75

Companhia Vale do Rio Doce
(n)	Net periodic pension cost for the next year

	2007
	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits
Service cost	8	57	18
Interest cost	275	206	69
Expected return on plan assets	(513)	(239)	—
Net transition obligation / (asset) amortization	13	—	—
Net prior service cost / (credit) amortization	—	—	—
Net actuarial loss / (gain) amortization	(15)	—	—
Expected employee contributions	—	—	—

	(232)	24	87

18	Commitments and contingencies
(a)	At December 31, 2006, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$3, as follows:

	Amount of	Denominated		Final	Counter
Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	3	US$	Debt guarantee	2008	None
We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees.
(b)	We provided a guarantee covering certain termination payments to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for our Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the ESA, the termination payment could reach up to an amount of 145 million euros. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.
Additionally, in connection with a special tax-advantage lease financing related with this project we provided certain guarantees pursuant to which we guaranteed, in certain events of default, payments up to a maximum amount of US$100.
(c)	Our subsidiaries and we are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision for contingent losses is sufficient to cover probable losses in connection with such actions.
     The provision for contingencies and the related judicial deposits are composed as follows:

	December 31, 2006		December 31, 2005
	Provision for		Provision for
	contingencies	Judicial deposits	contingencies	Judicial deposits
Labor and social security claims	378	234	229	138
Civil claims	260	117	210	98
Tax — related actions	972	500	816	329
Others	31	1	31	3

	1,641	852	1,286	568

Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Companhia Vale do Rio Doce
Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.

Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

We continue to vigorously pursue our interests in all the above actions but recognize that we probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in 2006, 2005 and 2004 aggregated US$424, US$114 and US$67, respectively, and additional provisions aggregated US$439, US$141 and US$157, respectively , classified in other operating expenses.

In addition to the contingencies for which we have made provisions we are defending claims which in our opinion, and based on the advice of our legal counsel, the likelihood of loss is possible losses which total US$1,488 at December 31, 2006, for which no provision has been made.

(d)	We are committed under a take-or-pay agreement to purchase approximately 24,899 thousand metric tons of bauxite from Mineração Rio do Norte S.A. — MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$26.00 per metric ton as of December 31, 2006, this arrangement represents the following total commitment:

2007	252
2008	252
2009 and thereafter	143

647

(e)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

In preparation for the issuance of the debentures, we issued series B preferred shares on a one-for-one basis to all holders of our common shares and series A preferred shares. We then exchanged all of the series B shares for the debentures at par value. The debentures are not redeemable or convertible, and do not trade on a stapled basis or otherwise with our common or preferred shares. During 2002 we registered the debentures with the Securities Commissions (CVM) in order to permit trading.

Under Brazilian Central Bank regulations, pre-privatization shareholders that held their shares through our preferred share American Depositary Receipt, or ADR, program and institutional investors that held their shares through rule 1,298/87 of Brazilian Central Bank were not permitted to receive the debentures or any financial benefits relating to the debentures. We sought approval

Companhia Vale do Rio Doce
from the Central Bank to distribute the debentures to these investors, but the Central Bank rejected our request. We renewed our request to the Central Bank, but we cannot be sure that we will succeed. Therefore, unless the Central Bank approves our request, the debentures will not have any value for ADR holders and foreign investors through Annex V of Brazilian Central Bank.

Under the terms of the debentures, holders will have the right to receive semi-annual payments equal to an agreed percentage of our net revenues (revenues less value added tax) from certain identified mineral resources that we owned as of May 1997, to the extent that we exceed defined threshold production volumes of these resources, and from the sale of mineral rights that we owned as of May 1997. Our obligation to make payments to the holders will cease when the relevant mineral resources are exhausted at which time we are required to repay the original par value plus accrued interest. Based on current production levels, and estimates for new projects, we began payments relating to copper resources in 2004 and expect to start payments relating to iron ore resources from approximately 2020 for the Northern System and 2030 for the Southern System, and payments related to other mineral resources at the end of the current decade.

The table below summarizes the amounts we will be required to pay under the debentures based on the net revenues we earn from the identified mineral resources and the sale of mineral rights.

Area	Mineral	Required Payments by CVRD

Southern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.7 billion tons.

Northern System	Iron ore	1.8% of net revenue, after total sales from May 1997 exceeds 1.2 billion tons.

Pojuca, Andorinhas, Liberdade and Sossego	Gold and copper	2.5% of net revenue from the beginning of commercialization.

Igarapé Bahia and Alemão	Gold and copper	2.5% of net revenue, after total sales from May 1997 exceeds 70 tons of gold.

Other areas, excluding Carajás /Serra Leste	Gold	2.5% of net revenue.

Other areas owned as of May 1997	Other minerals	1% of net revenue, 4 years after the beginning of the commercialization.

All areas	Sale of mineral rights owned as of May 1997	1% of the sales price.
On March 27 and October 2, 2006 we paid a distribution on these “debentures” in the amount of US$2 and US$4, respectively.

(f)	We use various judgments and assumptions when measuring our asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Companhia Vale do Rio Doce

	Three-month periods ended (Unaudited)			Year ended December 31,
	December 31,	September	December 31,
	2006	30, 2006	2005	2006	2005	2004

Provisions for asset retirement obligations beginning of period	258	252	166	225	134	81
Liability recognized upon consolidation of Inco	178	—	—	178	—	—
Accretion expense	186	7	4	205	14	13
Liabilities settled in the current period	(4)	(1)	(3)	(9)	(9)	(3)
Revisions in estimated cash flows	59	—	67	59	67	31
Cumulative translation adjustment	(1)	—	(9)	18	19	12

Provisions for asset retirement obligations end of period	676	258	225	676	225	134

Companhia Vale do Rio Doce
(g) Description of Leasing Arrangements
We conduct part of our railroad operation from leased facilities. The lease, which is for 30 years expiring in August, 2026, is classified as an operating lease and can be renewable for a further 30 years. At the end of the lease term, we are required to return the concession and the lease assets. In most cases, management expects that in the normal course of business, leases will be renewed.
Operating Leases
The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006:

Year ending December 31:

2008	48
2009	48
2010	48
2011	48
2012 and there after	937

Total minimum payments required	1,129

The total expenses of operating leases in 2006, 2005 and 2004 was US$48, US$42 and US$37, respectively.
19 Segment and geographical information
We adopt SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. We analyze our segment information on aggregated and disaggregated basis as follows:
Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.
Non-ferrous — comprises the production of non-ferrous minerals, including potash, kaolin, copper and nickel (co-products and by-products).
Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.
Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.
Information presented to senior management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices adopted in Brazil together with certain minor inter-segment allocations.

Companhia Vale do Rio Doce
Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Aggregated)

	As of and for the three-month periods ended (unaudited)
	December 31, 2006							September 30, 2006							December 31, 2005
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	4,237	3,182	23	841	15	(1,953)	6,345	4,540	459	13	817	20	(1,984)	3,865	3,670	262	21	485	—	(1,586)	2,852
Gross revenues — Domestic	736	100	336	136	—	(159)	1,149	769	95	379	167	—	(209)	1,201	546	52	316	84	—	(104)	894
Cost and expenses	(3,340)	(2,591)	(226)	(709)	(6)	2,112	(4,760)	(3,317)	(319)	(250)	(735)	(24)	2,193	(2,452)	(2,751)	(235)	(263)	(447)	(11)	1,690	(2,017)
Research and development	(36)	(85)	(5)	—	(49)	—	(175)	(34)	(38)	(2)	—	(60)	—	(134)	(38)	(16)	(3)	—	(28)	—	(85)
Depreciation, depletion and amortization	(182)	(149)	(25)	(21)	(2)	—	(379)	(165)	(28)	(22)	(17)	—	—	(232)	(134)	(21)	(17)	(11)	—	—	(183)

Operating income	1,415	457	103	247	(42)	—	2,180	1,793	169	118	232	(64)	—	2,248	1,293	42	54	111	(39)	—	1,461
Financial income	265	95	8	7	—	(194)	181	190	—	8	5	5	(149)	59	133	—	8	2	(6)	(106)	31
Financial expenses	(646)	(80)	(3)	(169)	(4)	194	(708)	(317)	(2)	(2)	9	(9)	149	(172)	(195)	(2)	2	(119)	7	106	(201)
Foreign exchange and monetary gains (losses), net	(26)	209	(4)	23	2	—	204	42	—	—	(2)	(2)	—	38	(63)	(51)	3	(55)	—	—	(166)
Gain on sale of investments	80	—	—	—	231	—	311	16	—	—	—	—	—	16	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	77	—	27	20	59	—	183	69	—	31	18	69	—	187	128	—	15	14	56	—	213
Income taxes	(235)	(251)	(9)	(56)	—	—	(551)	(298)	1	(2)	(49)	—	—	(348)	(103)	—	(2)	46	3	—	(56)
Minority interests	(19)	(190)	—	(18)	—	—	(227)	(41)	—	—	(83)	—	—	(124)	(104)	—	—	18	—	—	(86)

Net income	911	240	122	54	246	—	1,573	1,454	168	153	130	(1)	—	1,904	1,089	(11)	80	17	21	—	1,196

Sales classified by geographic destination:
Export market America, except United States	326	437	9	206	—	(249)	729	376	—	8	232	—	(249)	367	350	—	13	67	—	(187)	243
United States	86	440	—	66	15	(49)	558	160	5	—	23	20	(66)	142	116	4	—	48	—	(53)	115
Europe	1,575	497	6	316	—	(700)	1,694	1,483	259	5	362	—	(762)	1,347	1,202	192	4	228	—	(630)	996
Middle East/Africa/Oceania	198	60	1	73	—	(58)	274	193	42	—	52	—	(44)	243	219	16	—	27	—	(46)	216
Japan	536	473	—	143	—	(220)	932	515	13	—	137	—	(170)	495	371	12	—	103	—	(137)	349
China	1,281	446	8	26	—	(486)	1,275	1,413	37	—	11	—	(497)	964	1,120	24	4	12	—	(422)	738
Asia, other than Japan and China	235	828	(1)	11	—	(190)	883	400	103	—	—	—	(196)	307	292	14	—	—	—	(111)	195

	4,237	3,181	23	841	15	(1,952)	6,345	4,540	459	13	817	20	(1,984)	3,865	3,670	262	21	485	—	(1,586)	2,852
Domestic market	736	100	336	136	—	(159)	1,149	769	95	379	167	—	(209)	1,201	546	52	316	84	—	(104)	894

	4,973	3,281	359	977	15	(2,111)	7,494	5,309	554	392	984	20	(2,193)	5,066	4,216	314	337	569	—	(1,690)	3,746

Companhia Vale do Rio Doce
Operating segment — after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	December 31, 2006
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,163	484	2,647	(59)	2,588	(1,183)	1,405	(152)	1,253	13,235	820	48
Pellets	432	112	544	(24)	520	(311)	209	(17)	192	593	61	529
Manganese	11	4	15	—	15	(56)	(41)	(1)	(42)	65	7	—
Ferroalloys	99	48	147	(12)	135	(120)	15	(5)	10	186	11	—

	2,705	648	3,353	(95)	3,258	(1,670)	1,588	(175)	1,413	14,079	899	577

Non ferrous
Nickel and other products (*)	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	43	43	(2)	41	(26)	15	(7)	8	178	7	—
Kaolin	62	8	70	(4)	66	(63)	3	(6)	(3)	249	19	—
Copper concentrate	152	31	183	(8)	175	(67)	108	(16)	92	1,386	41	—

	3,000	98	3,098	(14)	3,084	(2,423)	661	(153)	508	19,006	550	222

Aluminum
Alumina	338	—	338	2	340	(238)	102	(13)	89	1,805	170	—
Aluminum	263	65	328	(14)	314	(143)	171	(7)	164	415	26	—
Bauxite	8	—	8	—	8	(8)	—	—	—	609	95	164

	609	65	674	(12)	662	(389)	273	(20)	253	2,829	291	164

Logistics
Railroads	—	247	247	(45)	202	(110)	92	(17)	75	720	26	222
Ports	4	65	69	(12)	57	(39)	18	(4)	14	222	6	—
Ships	12	14	26	(1)	25	(16)	9	(3)	6	45	2	—

	16	326	342	(58)	284	(165)	119	(24)	95	987	34	222

Others	15	12	27	(2)	25	(107)	(82)	(7)	(89)	1,106	7	829

	6,345	1,149	7,494	(181)	7,313	(4,754)	2,559	(379)	2,180	38,007	1,781	2,014

(*) Includes the product nickel co-products and by products (copper, precious metals, cobalt and others) see note 3 (c).

Companhia Vale do Rio Doce
Operating segment — after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	September 30, 2006
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	2,385	524	2,909	(82)	2,827	(1,058)	1,769	(141)	1,628	12,383	530	44
Pellets	470	100	570	(22)	548	(334)	214	(14)	200	533	12	471
Manganese	12	5	17	(1)	16	(17)	(1)	(1)	(2)	60	1	—
Ferroalloys	85	45	130	(12)	118	(122)	(4)	(6)	(10)	196	8	—

	2,952	674	3,626	(117)	3,509	(1,531)	1,978	(162)	1,816	13,172	551	515

Non ferrous
Potash	—	55	55	(3)	52	(33)	19	(7)	12	174	2	—
Kaolin	45	8	53	(2)	51	(44)	7	(8)	(1)	233	—	—
Copper concentrate	247	33	280	(7)	273	(71)	202	(13)	189	1,352	56	—

	292	96	388	(12)	376	(148)	228	(28)	200	1,759	58	—

Aluminum
Alumina	271	—	271	(8)	263	(187)	76	(10)	66	1,624	114	—
Aluminum	304	59	363	(12)	351	(192)	159	(7)	152	390	10	—
Bauxite	4	—	4	—	4	(5)	(1)	—	(1)	499	74	143

	579	59	638	(20)	618	(384)	234	(17)	217	2,513	198	143

Logistics
Railroads	—	278	278	(47)	231	(131)	100	(20)	80	700	17	198
Ports	11	63	74	(12)	62	(37)	25	(4)	21	222	4	—
Ships	11	20	31	(4)	27	(28)	(1)	—	(1)	3	—	—

	22	361	383	(63)	320	(196)	124	(24)	100	925	21	198
Others	20	11	31	(2)	29	(113)	(84)	(1)	(85)	1,058	6	834

	3,865	1,201	5,066	(214)	4,852	(2,372)	2,480	(232)	2,248	19,427	834	1,690

Companhia Vale do Rio Doce
Operating segment — after eliminations (Disaggregated)

	As of and for the three-month periods ended (unaudited)
	December 31, 2005
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	1,682	393	2,075	(57)	2,018	(768)	1,250	(128)	1,122	8,157	830	46
Pellets	555	89	644	(18)	626	(404)	222	(9)	213	461	39	568
Manganese	12	6	18	(1)	17	(33)	(16)	—	(16)	52	17	—
Ferroalloys	57	38	95	(10)	85	(79)	6	(7)	(1)	208	27	—

	2,306	526	2,832	(86)	2,746	(1,284)	1,462	(144)	1,318	8,878	913	614

Non ferrous
Potash	—	41	41	(2)	39	(25)	14	(3)	11	166	7	—
Kaolin	42	9	51	(2)	49	(62)	(13)	(1)	(14)	231	—	—
Copper concentrate	129	2	131	(3)	128	(60)	68	(8)	60	1,180	58	—

	171	52	223	(7)	216	(147)	69	(12)	57	1,577	65	—

Aluminum
Alumina	131	8	139	(1)	138	(122)	16	(6)	10	1,288	69	—
Aluminum	208	9	217	(1)	216	(109)	107	(5)	102	361	9	58
Bauxite	21	—	21	—	21	(18)	3	—	3	281	83	178

	360	17	377	(2)	375	(249)	126	(11)	115	1,930	161	236

Logistics
Railroads	—	223	223	(43)	180	(152)	28	(13)	15	612	82	109
Ports	—	57	57	(9)	48	(35)	13	(2)	11	244	15	—
Ships	15	14	29	(1)	28	(31)	(3)	(1)	(4)	3	1	—

	15	294	309	(53)	256	(218)	38	(16)	22	859	98	109
Others	—	5	5	—	5	(56)	(51)	—	(51)	922	—	713

	2,852	894	3,746	(148)	3,598	(1,954)	1,644	(183)	1,461	14,166	1,237	1,672

Companhia Vale do Rio Doce
Results by segment — before eliminations (Aggregated)

																			As of and for the year ended December 31,
	2006							2005							2004
				Holdings							Holdings								Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
RESULTS
Gross revenues — Export	15,729	4,199	67	3,125	54	(7,029)	16,145	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112
Gross revenues — Domestic	2,738	277	1,373	474	7	(651)	4,218	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367
Cost and expenses	(12,004)	(3,301)	(970)	(2,597)	(56)	7,680	(11,248)	(9,646)	(762)	(886)	(1,639)	(10)	5,866	(7,077)	(6,459)	(443)	(622)	(1,322)	(1)	4,043	(4,804)
Research and development	(123)	(166)	(10)	—	(182)	—	(481)	(87)	(73)	(4)	(5)	(108)	—	(277)	(40)	(113)	—	—	—	—	(153)
Depreciation, depletion and amortization	(632)	(219)	(76)	(66)	(4)	—	(997)	(458)	(65)	(45)	(51)	—	—	(619)	(301)	(35)	(29)	(34)	—	—	(399)

Operating income	5,708	790	384	936	(181)	—	7,637	4,661	100	355	434	(118)	—	5,432	2,213	93	312	506	(1)	—	3,123
Financial income	789	97	28	20	2	(609)	327	439	1	34	9	2	(362)	123	251	2	15	16	3	(205)	82
Financial expenses	(1,541)	(86)	(8)	(294)	(18)	609	(1,338)	(751)	(6)	(19)	(154)	8	362	(560)	(637)	(6)	(15)	(218)	—	205	(671)
Foreign exchange and monetary gains (losses), net	206	214	(11)	119	1	—	529	259	(44)	(13)	98	(1)	—	299	20	5	(1)	39	2	—	65
Gain on sale of investments	443	—	—	—	231	—	674	—	—	—	—	126	—	126	—	—	8	—	396	—	404
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	312	—	96	76	226	—	710	435	—	54	65	206	—	760	170	—	33	71	268	—	542
Income taxes	(976)	(250)	(18)	(187)	(1)	—	(1,432)	(808)	(1)	(17)	(55)	1	—	(880)	(726)	(7)	(9)	(4)	(3)	—	(749)
Minority interests	(157)	(190)	—	(232)	—	—	(579)	(337)	—	(1)	(121)	—	—	(459)	(101)	(2)	—	(120)	—	—	(223)

Net income	4,784	575	471	438	260	—	6,528	3,898	50	393	276	224	—	4,841	1,190	85	343	290	665	—	2,573

Sales classified by geographic destination:
Export market America, except United States	1,249	438	30	726	—	(823)	1,620	1,313	—	45	320	—	(762)	916	735	1	65	221	—	(426)	596
United States	506	450	—	95	54	(237)	868	464	7	3	211	—	(268)	417	533	—	15	186	—	(345)	389
Europe	5,465	1,020	19	1,346	—	(2,667)	5,183	4,847	449	23	750	—	(2,256)	3,813	3,223	194	12	730	—	(1,607)	2,552
Middle East/Africa/Oceania	767	218	1	263	—	(239)	1,010	775	108	—	42	—	(148)	777	412	107	—	8	—	(141)	386
Japan	1,779	523	—	548	—	(662)	2,188	1,261	44	—	395	—	(469)	1,231	683	31	—	361	—	(287)	788
China	4,781	499	16	126	—	(1,716)	3,706	3,018	79	4	50	—	(1,135)	2,016	1,392	81	—	129	—	(606)	996
Asia, other than Japan and China	1,182	1,050	1	21	—	(684)	1,570	977	100	—	16	—	(423)	670	611	107	—	—	—	(313)	405

	15,729	4,198	67	3,125	54	(7,028)	16,145	12,655	787	75	1,784	—	(5,461)	9,840	7,589	521	92	1,635	—	(3,725)	6,112
Domestic market	2,738	277	1,373	474	7	(651)	4,218	2,197	213	1,215	345	—	(405)	3,565	1,424	163	871	227	—	(318)	2,367

	18,467	4,475	1,440	3,599	61	(7,679)	20,363	14,852	1,000	1,290	2,129	—	(5,866)	13,405	9,013	684	963	1,862	—	(4,043)	8,479

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2006
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	8,167	1,860	10,027	(271)	9,756	(4,060)	5,696	(528)	5,168	13,235	2,616	48
Pellets	1,590	389	1,979	(86)	1,893	(1,210)	683	(53)	630	593	110	529
Manganese	39	16	55	(3)	52	(97)	(45)	(4)	(49)	65	19	—
Ferroalloys	342	166	508	(43)	465	(443)	22	(19)	3	186	34	—

	10,138	2,431	12,569	(403)	12,166	(5,810)	6,356	(604)	5,752	14,079	2,779	577

Non ferrous
Nickel and other products (*)	2,786	16	2,802	—	2,802	(2,267)	535	(124)	411	17,193	483	222
Potash	—	143	143	(8)	135	(84)	51	(23)	28	178	16	—
Kaolin	188	30	218	(9)	209	(182)	27	(27)	—	249	19	—
Copper concentrate	690	89	779	(20)	759	(246)	513	(49)	464	1,386	150	—

	3,664	278	3,942	(37)	3,905	(2,779)	1,126	(223)	903	19,006	668	222

Aluminum
Alumina	1,098	10	1,108	(8)	1,100	(767)	333	(39)	294	1,805	433	—
Aluminum	1,093	151	1,244	(29)	1,215	(558)	657	(26)	631	415	43	—
Bauxite	29	—	29	—	29	(29)	—	—	—	609	273	164

	2,220	161	2,381	(37)	2,344	(1,354)	990	(65)	925	2,829	749	164

Logistics
Railroads	—	1,011	1,011	(177)	834	(488)	346	(72)	274	720	95	222
Ports	15	246	261	(44)	217	(137)	80	(16)	64	222	12	—
Ships	52	52	104	(8)	96	(97)	(1)	(5)	(6)	45	2	—

	67	1,309	1,376	(229)	1,147	(722)	425	(93)	332	987	109	222

Others	56	39	95	(6)	89	(352)	(263)	(12)	(275)	1,106	126	829

	16,145	4,218	20,363	(712)	19,651	(11,017)	8,634	(997)	7,637	38,007	4,431	2,014

(*) Includes the product nickel co-products and by products (copper, precious metals, cobalt and others) see note 3 (c).

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2005
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	5,890	1,506	7,396	(234)	7,162	(2,658)	4,504	(419)	4,085	8,157	2,695	46
Pellets	1,722	361	2,083	(78)	2,005	(1,321)	684	(23)	661	461	75	568
Manganese	56	21	77	(6)	71	(81)	(10)	(1)	(11)	52	20	—
Ferroalloys	318	176	494	(47)	447	(344)	103	(20)	83	208	82	—

	7,986	2,064	10,050	(365)	9,685	(4,404)	5,281	(463)	4,818	8,878	2,872	614

Non ferrous
Potash	—	149	149	(11)	138	(86)	52	(8)	44	166	18	—
Kaolin	150	27	177	(7)	170	(176)	(6)	(20)	(26)	231	5	—
Copper concentrate	354	37	391	(8)	383	(203)	180	(34)	146	1,180	152	—

	504	213	717	(26)	691	(465)	226	(62)	164	1,577	175	—

Aluminum
Alumina	455	76	531	(24)	507	(445)	62	(25)	37	1,288	400	—
Aluminum	784	39	823	(5)	818	(397)	421	(26)	395	361	25	58
Bauxite	54	—	54	—	54	(49)	5	—	5	281	200	178

	1,293	115	1,408	(29)	1,379	(891)	488	(51)	437	1,930	625	236

Logistics
Railroads	—	881	881	(145)	736	(528)	208	(35)	173	612	247	109
Ports	—	230	230	(34)	196	(126)	70	(5)	65	244	22	—
Ships	56	49	105	(8)	97	(101)	(4)	(3)	(7)	3	2	—

	56	1,160	1,216	(187)	1,029	(755)	274	(43)	231	859	271	109

Others	1	13	14	(6)	8	(226)	(218)	—	(218)	922	34	713

	9,840	3,565	13,405	(613)	12,792	(6,741)	6,051	(619)	5,432	14,166	3,977	1,672

Operating segment — after eliminations (Disaggregated)

	As of and for the year ended December 31,
	2005
	Revenues									Property,	Addition to
								Depreciation,		Plant and	Property,
				Value	Net	Cost and		depletion and	Operating	Equipment,	Plant and
	Export	Domestic	Total	added tax	revenues	expenses	Net	amortization	income	Net	Equipment	Investments
Ferrous
Iron ore	3,146	849	3,995	(128)	3,867	(1,761)	2,106	(270)	1,836	5,374	1,152	42
Pellets	893	255	1,148	(44)	1,104	(824)	280	(12)	268	357	26	393
Manganese	61	15	76	(4)	72	(46)	26	—	26	24	5	—
Ferroalloys	423	202	625	(52)	573	(315)	258	(15)	243	157	20	—

	4,523	1,321	5,844	(228)	5,616	(2,946)	2,670	(297)	2,373	5,912	1,203	435

Non ferrous
Gold	—	—	—	—	—	(2)	(2)	—	(2)	—	—	—
Potash	—	124	124	(15)	109	(51)	58	(5)	53	125	44	—
Kaolin	142	22	164	(6)	158	(93)	65	(14)	51	202	45	—
Copper concentrate	184	17	201	(3)	198	(90)	108	(16)	92	997	168	—

	326	163	489	(24)	465	(236)	229	(35)	194	1,324	257	—

Aluminum
Alumina	439	19	458	(18)	440	(350)	90	(19)	71	786	189	—
Aluminum	710	29	739	(3)	736	(286)	450	(15)	435	316	13	55
Bauxite	53	—	53	—	53	(48)	5	—	5	62	62	171

	1,202	48	1,250	(21)	1,229	(684)	545	(34)	511	1,164	264	226

Logistics
Railroads	—	612	612	(100)	512	(334)	178	(28)	150	351	172	79
Ports	—	173	173	(29)	144	(89)	55	(4)	51	185	1	—
Ships	52	40	92	(7)	85	(123)	(38)	(1)	(39)	3	1	—

	52	825	877	(136)	741	(546)	195	(33)	162	539	174	79

Others	10	9	19	(4)	15	(132)	(117)	—	(117)	124	124	419

	6,113	2,366	8,479	(413)	8,066	(4,544)	3,522	(399)	3,123	9,063	2,022	1,159

20	Related party transactions

Transactions with major related parties resulted in the following balances:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities
AFFILIATED COMPANIES AND JOINT VENTURES
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	58	49	24	42
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	51	19	24	17
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	101	39	47	83
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	39	11	34	26
Baovale Mineração S.A.	1	24	—	18
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	37	—	14	—
Minas da Serra Geral S.A. — MSG	—	14	3	9
MRS Logística S.A.	—	19	15	11
Mineração Rio Norte S.A.	—	21	—	34
Samarco Mineração S.A.	4	—	2	—
TAIWAN NICKEL REFINING CORPORATION	362	—	—	—
KOREA NICKEL CORPORATION	56	—	—	—
Others	11	8	22	12

	720	204	185	252

Current	715	204	181	252

Long-term	5	—	4	—

These balances are included in the following balance sheet classifications:

	As of December 31,
	2006		2005
	Assets	Liabilities	Assets	Liabilities
Current assets
Accounts receivable	675	—	159	—
Loans and advances to related parties	40	—	22	—
Other assets Loans and advances to related parties	5	—	4	—
Current liabilities Suppliers	—	179	—	190
Loans from related parties	—	25	—	62

	720	204	185	252

The principal amounts of business and financial operations carried out with major related parties are as follows:

	Year ended December 31,
	2006		2005		2004
	Income	Expense	Income	Expense	Income	Expense
AFFILIATED COMPANIES AND JOINT VENTURES

Companhia Siderúrgica de Tubarão — CST	—	—	—	—	251	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	363	292	280	310	147	80
Samarco Mineração S.A.	79	—	25	1	16	—
SIDERAR S.A.I.C	—	—	11	—	86	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	204	58	158	65	84	1
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	224	159	170	185	97	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	226	191	170	113	92	2
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	410	—	24	—	109	—
Valesul Alumínio S.A	11	—	66	—	16	—
Mineração Rio Norte S.A	—	234	—	136	—	154
Gulf Industrial Investment Company — GIIC	56	2	157	—	74	—
MRS Logística S.A	14	516	4	385	—	80
Others	3	39	19	60	15	56

	1,590	1,491	1,084	1,255	987	373

These amounts are included in the following statement of income line items:

	Year ended December 31,
	2006		2005		2004
	Income	Expense	Income	Expense	Income	Expense
Sales / Cost of iron ore and pellets	1,553	712	964	694	842	108
Revenues / expense from logistic services	13	516	4	387	95	80
Sales / Cost of aluminum products	11	234	66	136	16	144
Financial income/expenses	13	16	26	36	6	10
Others	—	13	24	2	28	31

	1,590	1,491	1,084	1,255	987	373

21	Fair value of financial instruments

The carrying amount of our current financial instruments generally approximates fair market value because of the short-term maturity or frequent of these instruments.

The market value of our listed long-term investments, where available, is disclosed in Note 13 to these financial statements.

Based on borrowing rates currently available to us for bank loans with similar terms and average maturities, the fair market value of long-term debt (current portion not included) at December 31, 2006 and 2005 is estimated as follows:

	As of December 31,
	2006	2005
Fair market value	21,746	4,076
Carrying value	21,122	3,714
Fair market value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. Changes in assumptions could significantly affect the estimates.

22	Derivative financial instruments

The main market risks we face are interest rate risk, exchange rate risk and commodity price risk. We manage some of these risks through the use of derivative instruments. Our risk management activities follow the risk management policy, which requires diversification of transactions and counter-parties. We monitor and evaluate our overall position regularly in order to evaluate financial results and impact on our cash flow. We also periodically review the credit limits and creditworthiness of our hedging counter-parties.

(a)	Interest Rate and Exchange Rate Risk

We are exposed to interest rate risk on our outstanding borrowing and in future debt issuances.

Our floating rate debt consists principally of U.S. dollar borrowings related to trade finance and loans from commercial banks and Real borrowings indexed to CDI (Interbank Certificate of Deposit), related to the debentures issued in 2006 in the Brazil market.

To mitigate the effects of interest rate volatility on our foreign debt we sometimes make use of natural hedges allowed by the positive correlation between floating interest rates and metals prices. When natural hedges are not effective, we try replicate the hedging effect by using derivatives.

Our floating rate debt denominated in reais is mainly subject to changes in CDI, related to the debentures issued in 2006, and associated with the takeout strategy of Inco acquisition.

To mitigate the foreign exchange exposure component in cash flows, associated with the issuance of debt in Brazilian reais, we have entered into swap agreements to convert cash flows in Brazilian reais indexed to CDI into U.S. dollar cash flows indexed to a fixed rate in dollars.

We are exposed to exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When devaluation occurs, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, we generally do not use derivative instruments to manage the currency exposure on our long-term dollar-denominated debt. However, we may occasionally use derivatives to minimize the effects of the volatility of the exchange rates between Brazilian reais and U.S. dollars in the cash flow.

We use forward currency contracts to eliminate the risk of exchange rate movements on a portion of our future construction cost of capital assets at our Ontario operations and the planned production facilities for the Goro project. These transactions are performed under CVRD Inco. The outstanding transactions are mainly executed to protect the risks arising from the volatility of Euro, AUD, CNY and GBP.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to the fluctuation of commodity prices.

Nickel

We do not use derivatives instruments to hedge our exposure to fluctuating nickel prices. We do enter into LME forward purchase contracts which are substantially offset by fixed price customer contracts in order to maintain our exposure to nickel price risk.

Copper

We had outstanding put option contracts, giving us the right, but not the obligation, to sell copper, and sold call option contracts, giving the buyer the right, but not the obligation, to purchase copper, during the period extending to 2008.

Gold

We current hold a small position in gold derivative instruments, structured to manage the exposure associated with the production of gold as a by-product of copper concentrate.

Aluminum

We had outstanding option contracts and forwards to protect our exposure to aluminum prices in our aluminum and alumina operations.

Platinum

We use derivatives to guaranty certain minimum price in respect of a portion of our production of that metal.

Fuel Oil and Natural Gas

We use fuel oil and natural gas swap contracts to reduce the effect of energy price volatility on the operational costs.

Most of our commodity derivative transactions have been settled in cash, without physical delivery of product.

The nickel, platinum, fuel oil and natural gas derivative trades are performed under CVRD Inco. Copper derivative trades are performed to protect CVRD and CVRD Inco production and provide minimum cash flow requirements in accordance with our risk management policy.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates			Aluminum
	(LIBOR)	Currencies	Gold	Products	Copper	Nickel	Platinum	Total
Unrealized gains (losses) at October 1, 2006	(1)	35	(51)	(195)	3	—	—	(209)
Gain (Loss) recognized upon consolidation of Inco	4	9	—	—	(364)	62	(22)	(311)
Financial settlement	—	(6)	7	22	—	(88)	—	(65)
Unrealized gains (losses) in the period	3	(54)	(8)	(142)	63	42	2	(94)
Effect of exchange rate changes	—	—	(1)	(3)	—	—	—	(4)

Unrealized gains (losses) at December 31, 2006	6	(16)	(53)	(318)	(298)	16	(20)	(683)

Unrealized gains (losses) at July 1, 2006	(1)	2	(61)	(252)	—	—	—	(312)
Financial settlement	—	—	5	23	—	—	—	28
Unrealized gains (losses) in the period	—	33	5	34	3	—	—	75

Unrealized gains (losses) at September 30, 2006	(1)	35	(51)	(195)	3	—	—	(209)

Unrealized gains (losses) at October 1, 2005	(7)	1	(37)	(129)	—	—	—	(172)
Financial settlement	1	—	4	21	—	—	—	26
Unrealized gains (losses) in the period	2	—	(16)	(112)	—	—	—	(126)
Effect of exchange rate changes	—	—	3	10	—	—	—	13

Unrealized gains (losses) at December 31, 2005	(4)	1	(46)	(210)	—	—	—	(259)

Unrealized gains (losses) at January 1, 2006	(4)	1	(46)	(210)	—	—	—	(259)
Gain (Loss) recognized upon consolidation of Inco	4	9	—	—	(364)	62	(22)	(311)
Financial settlement	2	(6)	19	102	—	(87)	—	30
Unrealized gains (losses) in the year	4	(19)	(23)	(187)	65	42	2	(116)
Effect of exchange rate changes	—	—	(4)	(23)	—	—	—	(27)

Unrealized gains (losses) at December 31, 2006	6	(15)	(54)	(318)	(299)	17	(20)	(683)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(182)	—	—	—	(232)
Financial settlement	9	(1)	11	70	—	—	—	89
Unrealized gains (losses) in the year	6	(2)	(17)	(88)	—	—	—	(101)
Effect of exchange rate changes	(2)	—	(3)	(10)	—	—	—	(15)

Unrealized gains (losses) at December 31, 2005	(4)	1	(46)	(210)	—	—	—	(259)

Unrealized gains (losses) at January 1, 2004	(46)	5	(32)	(18)	—	—	—	(91)
Loss recognized upon consolidation of Albras	—	—	—	(20)	—	—	—	(20)
Financial settlement	29	(2)	4	—	—	—	—	31
Unrealized gains (losses) in the year	1	1	(5)	(131)	—	—	—	(134)
Effect of exchange rate changes	(1)	—	(4)	(13)	—	—	—	(18)

Unrealized gains (losses) at December 31, 2004	(17)	4	(37)	(182)	—	—	—	(232)

Unrealized gains in the amount of US$50, US$38, US$1 and US$4 for December 31, 2006, September 30, 2006, December 31, 2005 and December 31, 2004, respectively, are recorded as “others” in Other assets.

Changes for the three month periods ended December 31, 2006, September 30, 2006 and December 31, 2005 are unaudited.

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange and monetary gains (losses), net.

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates(LIBOR)	December 2011
Currencies	December 2011
Aluminum Products	December 2008
Copper concentrate	December 2008
Nickel	September 2008
Platinum	December 2008

Supplemental Financial Information (Unaudited) Additional Information

The following unaudited information provides additional details in relation to certain financial ratios.

EBITDA — Earnings Before Financial Expenses, Minority Interests, Gain on Sale of Investments, Foreign Exchange and Monetary Gains (Losses), Equity in Results of Affiliates and Joint Ventures and Change in Provision for Losses on Equity Investments, Income Taxes, Depreciation and Amortization
(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and financial analysts in evaluating our business commonly use it.
Selected financial indicators for the main affiliates and joint ventures are available on the Company ´s website, www.cvrd.com.br, under “investor relations”

Calculation of EBITDA (Supplemental information — Unaudited)

	As of and for the three-month periods ended			As of and for the year ended
	December 31,	September 30,	December 31,	December 31,
	2006	2006	2005	2006	2005
Operating income	2,180	2,248	1,461	7,637	5,432
Depreciation	379	232	183	997	619

	2,559	2,480	1,644	8,634	6,051
Dividends received	64	242	136	516	489

EBITDA	2,623	2,722	1,780	9,150	6,540

Net operating revenues	7,313	4,852	3,598	19,651	12,792

Margin EBITDA	35.9%	56.1%	49.5%	46.6%	51.1%
Adjusted EBITDA x Operating Cash Flows (Supplemental information — Unaudited)

	As of and for the three-month periods ended							As of and for the year ended December 31,
	December 31, 2006		September 30, 2006		December 31, 2005		2006		2005
		Operating		Operating		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	1,573	1,573	1,904	1,904	1,196	1,196	6,528	6,528	4,841	4,841
Income tax — deferred	237	237	(71)	(71)	(36)	(36)	298	298	126	126
Income tax — current	314	—	419	—	92	—	1,134	—	754	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(183)	(183)	(187)	(187)	(213)	(213)	(710)	(710)	(760)	(760)
Foreign exchange and monetary losses	(204)	(576)	(38)	25	166	235	(529)	(917)	(299)	(237)
Financial expenses	527	79	113	(55)	170	140	1,011	36	437	163
Minority interests	227	227	124	124	86	86	579	579	459	459
Gain on sale of investments	(311)	(311)	(16)	(16)	—	—	(674)	(674)	(126)	(126)
Net working capital	—	1,298	—	28	—	(167)	—	423	—	(307)
Net unrealized derivative losses (gains)	—	—	—	—	—	—	—	—	—	—
Others	—	56	—	(51)	—	(44)	—	156	—	(106)

Operating income	2,180	2,400	2,248	1,701	1,461	1,197	7,637	5,719	5,432	4,053
Depreciation, depletion and amortization	379	379	232	232	183	183	997	997	619	619
Dividends received	64	64	242	242	136	136	516	516	489	489

	2,623	2,843	2,722	2,175	1,780	1,516	9,150	7,232	6,540	5,161

Operating cash flows		2,843		2,175		1,516		7,232		5,161
Income tax		314		419		92		1,134		754
Foreign exchange and monetary gains (losses)		372		(63)		(69)		388		(62)
Financial expenses		448		168		30		975		274
Net working capital		(1,298)		(28)		167		(423)		307
Others		(56)		51		44		(156)		106

EBITDA		2,623		2,722		1,780		9,150		6,540

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Arlindo Magno de Oliveira	Anibal Moreira dos Santos

Vice Chairman
Eduardo Fernando Jardim Pinto	Bernard Appy

Erik Persson	José Bernardo de Medeiros Neto

Francisco Augusto da Costa e Silva	Executive Officers

Hiroshi Tada	Roger Agnelli
Chief Executive Officer

Jorge Luiz Pacheco
Carla Grasso
Julio Sérgio Gomes de Almeida	Executive Officer for Human Resources and Corporate Services

Mário da Silveira Teixeira Júnior
Eduardo de Salles Bartolomeo
Oscar Augusto de Camargo Filho	Executive Officer for Logistics

Renato da Cruz Gomes	Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relations

Advisory Committees of the Board of Directors

Controlling Committee	Gabriel Stoliar

Antonio José de Figueiredo Ferreira	Executive Officer for Planning

Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer for Ferrous Minerals

Executive Development Committee
Arlindo Magno de Oliveira	José Lancaster
João Moisés de Oliveira	Executive Officer for Copper, Coal and Aluminum
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho	Murilo de Oliveira Ferreira
Executive Officer for Nickel

Strategic Committee
Roger Agnelli	Tito Botelho Martins
Gabriel Stoliar	Executive Officer for Corporate Affairs
Demian Fiocca
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa	Marcus Vin—cius Dias Severini
Chief Officer of Control Department

Finance Committee
Fábio de Oliveira Barbosa
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara	Vera Lúcia de Almeida P. Elias
Chief Accountant
Governance and Sustainability Committee	CRC-RJ - 043059/O-8
Renato da Cruz Gomes
Ricardo Carvalho Giambroni
Ricardo Simonsen

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2007	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Director of Investor Relations